UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2016

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Notice of the 109th ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROMI OSHIMA
Hiromi Oshima, Attorney-in-Fact
General Manager, Head of Investor Relations,
Corporate Planning Department,
Panasonic Corporation

Dated: June 2, 2016

NOTICE OF

THE 109TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 24, 2016

This is a translation from the Japanese of a notice circulated to shareholders in Japan.

Panasonic Corporation

Kadoma-shi, Osaka, Japan

June 2, 2016

Dear Shareholders:

Notice of the 109th Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 109th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the Reference Materials for Exercise of Voting Rights (p.56-p.69) contained herein and to exercise your voting rights by the Internet or mail, as soon as possible. If voting by mail, please return the voting instruction card duly signed by you after marking “for” or “against” each bill.

*  *  *  *  *  *  *  *  *  *  *   *  *

1.	Time and Date:	10:00 a.m. Friday, June 24, 2016

2.	Place:	Osaka-Jo Hall
3-1 Osaka-jo, Chuo-ku, Osaka-shi

3.	Purposes:

– Matters to be Reported:

1.	The business report and report on the consolidated financial statements and financial statements for the 109th fiscal period from April 1, 2015 to March 31, 2016

2.	Report of audit results of Accounting Auditors and the Audit & Supervisory Board on the consolidated financial statements

– Matters to be Acted Upon:

Bill No. 1: To Elect 17 Directors

Bill No. 2: To Elect 2 Audit & Supervisory Board Members

Bill No. 3: To Approve Changes to Remuneration for Directors

Sincerely yours,

Kazuhiro Tsuga
President and Director
Panasonic Corporation
1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Persons other than shareholders, such as proxies and accompanying persons who are not shareholders, are not permitted to attend the meeting.

The Notice of Resolutions for the 109th Ordinary General Meeting of Shareholders will be posted on our website at http://www.panasonic.com/global/corporate/ir/shareholder.html after the General Meeting of Shareholders.

1.

The financial statements and other information included in this Notice are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial statements on a parent-alone basis, which is in conformity with generally accepted accounting principles in Japan (Japan GAAP), is also provided herein. Financial statements on a parent-alone basis and consolidated financial statements should not be confused with each other.

2.

An English translation of explanations for the exercise of voting rights via the Internet is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

3.	For supplemental information regarding the bills on pages 56 to 69, please visit the following Web site: http://www.panasonic.com/global/corporate/ir/shareholder.html

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 109th Fiscal Period

(From April 1, 2015 to March 31, 2016)

1. Brief Business Review of the Panasonic Group

(1) Progress and Results during the Period

During the year ended March 31, 2016 (fiscal 2016) under review, the global economy continued to recover mildly overall, while the economic environment changes have been seen, such as changes in the monetary policies in several countries, the fall in resource prices, and geopolitical instability. While the economy has been slowed down in China and some resource-rich countries, the economy in the U.S. and Europe continued to show a slow recovery supported by their internal demands. In Japan, while the recovery in consumption was weak, the employment situation continued to improve.

The Company achieved its Cross-Value Innovation 2015 (the mid-term management plan from fiscal 2014 to 2016) financial targets one year ahead of schedule in fiscal 2015 with operating profit of ¥350.0 billion or more, operating profit to sales ratio of 5% or more and cumulative free cash flow of ¥600.0 billion or more. Panasonic set its fiscal 2016 as a year of transition to sustainable growth by shifting to generating profit from sales expansion. In particular, the Company has focused on large-scale six Business Divisions (BDs) with Air-Conditioner, Lighting, Housing Systems, Automotive Infotainment Systems, Rechargeable Battery and PanaHome, to prepare and take steps to improve net sales and operating profit and to structure and execute strategic investments.

The Company, however, was unable to respond properly to business environment changes such as slow down of Chinese economy, and as a result, large-scale six BDs failed to lead corporate-wide growth. The Company was unable to increase profit through sales expansion that was originally planned.

Consolidated group sales for fiscal 2016 decreased by 2% to ¥7,553.7 billion from fiscal 2015. Domestic sales decreased year on year due mainly to sales decrease of residential solar photovoltaic systems, while sales in home appliances were stable. Overseas sales also decreased year on year due mainly to downsizing TV business to focus on improving profitability, while sales in BtoB solutions business increased. Operating profit increased by 9% to ¥415.7 billion from a year ago. The Company secured the profit increase year on year due mainly to fixed-cost reduction including restructuring benefit, streamlining of material-related process and improvements in the business structure, without sales expansion.

In other income (deductions), the Company recorded business restructuring expenses including impairment losses, and some legal cost. Accordingly, Income before income taxes was ¥217.0 billion, increased by 19% from a year ago.

Net income attributable to Panasonic Corporation increased by 8% to ¥193.3 billion from a year ago. Deferred tax asset (DTA) of ¥132.8 billion was recorded to Panasonic Corporation (parent-alone) on a consolidated basis and provision for income taxes was decreased, since profitability improved this year and stability of profit improved by the Company’s decision on introducing the consolidated tax system in Japan.

Segment Information

Panasonic group classifies its business into five reportable segments and operates them: Appliances, Eco Solutions, AVC Networks, Automotive & Industrial Systems, and Other.

The Company’s annual sales and profits by segment for fiscal 2016 are summarized as follows. In accordance with the organizational change, segment information for fiscal 2015 has been reclassified to conform to the presentation for fiscal 2016.

Appliances

Sales decreased by 3% to ¥2,269.4 billion from a year ago due mainly to sales decrease in TV business as a result of downsizing marketing activities and major strategy changes, while sales in home appliances were favorable in Japan in fiscal 2016.

Looking at the main BDs of this segment, in the Air-Conditioner Company, sales were at the same level as a year ago, as a deterioration in market conditions in China was offset by brisk sales in Japan for home air-conditioners and large air-conditioners, as well as sales growth mainly in the Asia-Oceanian market.

In the Laundry Systems and Vacuum Cleaner BD, sales increased owing to robust sales of washing machines and vacuum cleaners in the domestic and Asian markets.

In the TV BD, sales declined, mainly reflecting a major change in business strategy, such as the withdrawal from in-house production in China and the transfer of the TV business unit of SANYO Electric Co., Ltd. to a Chinese manufacturer, and the deterioration of business conditions in Latin America.

In the Kitchen Appliances BD, sales were at the same level as a year ago, sales of high value-added products such as rice cookers and microwave ovens were strong in the Japanese market, as were sales of commercial-use equipment and Japanese products in overseas markets respectively.

Segment profit increased by ¥22.4 billion to ¥72.2 billion from a year ago due mainly to profit improvement in TVs and sales increase in home appliances, offsetting the negative impact of exchange rate movement such as yen depreciation.

Eco Solutions

Sales decreased by 3% to ¥1,610.8 billion from a year ago due mainly to sales decrease in residential solar photovoltaic systems in Japan.

Looking at the main BDs of this segment, in the Lighting BD, sales increased, reflecting sales growth in LED lighting fixtures in Japan, mainly for the non-residential market, and sales growth in LED lighting fixtures and lamps for the Asian market.

In the Energy Systems BD, despite growth in the domestic mainstay business of wiring devices, and so forth, and growth in sales overseas, sales declined as the growth was unable to absorb a decline in sales of residential solar photovoltaic systems in Japan.

In the Housing Systems BD, despite strong sales of medium to high-priced products such as sanitary products, including tankless toilets, amid the gradual recovery of Japanese housing market, sales declined due to lower sales of popularly priced products and interior furnishing materials.

At Panasonic Ecology Systems Co., Ltd., sales were at the same level as a year ago, reflecting growth in sales of ventilation equipment in North America, which was offset by a decline in sales of air purifiers in Japan and China, and delays in new project starts and deliveries in the engineering business.

Segment profit decreased by ¥16.9 billion to ¥78.4 billion from a year ago due to sales decrease in residential solar photovoltaic systems, although the Company strengthened its business structure with streamlining of material-related process and business restructuring.

AVC Networks

Sales increased by 1% to ¥1,169.8 billion from a year ago.

In fiscal 2016, sales decrease from last year’s business restructuring was offset by sales increase in Vertical Solution Business and Visual and Imaging Business and positive impact from yen depreciation.

Looking at the main businesses of this segment, the Vertical Solution Business, including the Avionics BD, saw sales increase, mainly reflecting growth in sales of aircraft in-flight entertainment systems supported by strong demand for aircraft, along with the positive impact from the yen depreciation.

In the Visual and Imaging Business, despite a decrease in digital camera sales due to a contraction in the market for popularly-priced products such as compact cameras, sales increased as the decline was offset by growth in sales of high value-added products among digital cameras, such as mirrorless cameras, while high brightness projector models performed strongly, and sales growth in the Integrated Security Business outpaced market growth in Japan and in North America.

In the Mobility Business, sales declined due to the significant impact of a decline in the sales volume of rugged Pc in the mainstay markets of North America.

In the Communication Business, sales declined mainly reflecting a decline in sales associated with the worldwide contraction in the market for fixed-phones and a decline in sales of private branch exchanges (PBXs) due to a contraction in the market for conventional analogue PBXs and the impact of a deterioration in the foreign exchange rates in emerging countries.

Segment profit increased by ¥22.9 billion to ¥74.7 billion from a year ago, due to sales increase in Vertical Solution Business and restructuring benefit from the previous years.

Automotive & Industrial Systems

Sales decreased by 3% to ¥2,708.6 billion from a year ago due to negative impact from demand decline for ICT (information and communications technology) related business, while the Company’s sales for car manufacturers and auto parts manufacturers increased led by robust automobile sales in North America in fiscal 2016.

Looking at the main businesses of this segment, in the Automotive Business, despite the impact of a slump in vehicle sales in Japan, sales increased supported by a favorable market in North America supporting sales growth in networked display-audio systems, automotive camera modules and switches, etc.

In the Energy Business, despite strong growth in sales of dry batteries, micro batteries, and others, and a continuing shift in lithium-ion batteries to industrial-sector applications such as automotive batteries and energy storage, sales declined due to the strong impact of a decline in demand for ICT, such as notebook PCs.

In the Industrial Business, despite strong growth in sales of automotive devices such as car relays, sales declined due to the withdrawal from the circuit board business, etc. in the previous year, the contraction of the optical disk drives business, and the decline in demand for ICT.

In the Factory Solutions Business, despite growth in sales of mounting equipment for auto parts manufacturers and industrial motors, sales were at the same level as a year ago due to the impact of the economic slowdown in China.

Segment profit decreased by ¥13.7 billion to ¥102.7 billion from a year ago due mainly to sales decrease in Energy and Industrial Businesses and upfront investment towards future growth mainly for automotive and storage battery businesses.

Other

Sales decreased by 13% to ¥661.4 billion from a year ago. In fiscal 2016, while sales in PanaHome Corporation increased due to favorable sales in high value-added products such as Zero-Eco products that outperform conventional products, urban residential properties such as multistory houses, and rental apartment housing, and promotion of remodeling business for previously-built PanaHome residences, conventional wooden houses, and condominiums, overall sales decreased due mainly to business transfers.

Segment profit increased by ¥1.5 billion to ¥16.1 billion from a year ago due mainly to profit improvement in PanaHome Corporation following streamlining of material and construction costs.

Segment Information

Segment	Sales (billions of yen)	Year-on-year comparison (%)	Operating profit (billions of yen)	Profit ratio (%)	Year-on-year comparison (%)
Appliances	2,269.4	97	72.2	3.2	145
Eco Solutions	1,610.8	97	78.4	4.9	82
AVC Networks	1,169.8	101	74.7	6.4	144
Automotive & Industrial Systems	2,708.6	97	102.7	3.8	88
Other	661.4	87	16.1	2.4	111

Subtotal	8,420.0	97	344.1	4.1	105
Eliminations and Adjustments	(866.3)	—	71.6	—	—

Consolidated Total	7,553.7	98	415.7	5.5	109

(Notes)	1.	Amounts less than ¥100 million have been rounded to the nearest ¥100 million, and profit ratios have been rounded to one decimal place. Year-on year comparison figures have been rounded to the nearest whole number.

	2.	Year-on year comparison figures are calculated with the segment information of fiscal 2015 reclassified to conform to the segment structure of fiscal 2016.

	3.	Sales of segments include intersegment sales.

	4.	The figures in “Eliminations and Adjustments” include earnings and expenses which are not attributable to any segments, for the purpose of evaluating operating results of each segment, and consolidation adjustments (including amortization of intangible assets and differences of accounting principles).

	5.	In the sales of fiscal 2016, sales in Japan decreased by 2% year on year from fiscal 2015 to ¥3,601.8 billion. Sales outside Japan decreased by 2% year on year to ¥3,951.9 billion.

(2) Research and Development

The Panasonic Group worked to promote growth in major business fields of each segment, focusing its efforts on technology development to contribute to the rapidly developing Internet of Things (IoT)*, robotics technologies, and environmental issues. Key development themes and results during fiscal 2016 were as follows:

(1)	Consumer electronics:

•	Development of the RULO robot vacuum cleaner that uses automatic control operation to achieve vacuum-cleaning action that adjusts to suit the situation

Panasonic has developed a new technology that enables a vacuum cleaner to detect the amount of dirt and the material of the floor surface using various sensors, and then determine its own traveling route, suction power, and brush rotation speed. In addition, the use of Panasonic’s proprietary triangular shape (RULO’s triangular shape) based on mechanical engineering and the application of technologies cultivated in the field of home vacuum cleaners enables the robot to clean in detail in the corners of rooms where dust accumulates easily.

Panasonic will continue to evolve robotics through sensor technologies and artificial intelligence technologies, to contribute to reducing the burden of daily housekeeping.

(2)	Housing:

•	Development of a pure hydrogen fuel cell prototype that generates electricity directly from hydrogen

Panasonic developed a pure hydrogen fuel cell prototype that does not emit CO2 when generating electricity, in a move towards achieving a hydrogen society in the future. Demonstration testing is underway at a local government facility.

In addition, Panasonic is also promoting technology development across the entire value chain of hydrogen production, storage, and utilization, thereby contributing to the achievement of a distributed energy society that uses energy efficiently by local production for local consumption.

•	Development of a hypochlorous acid air purifier that achieves highly effective bacteria and odor removal, “ziaino”

Panasonic developed a bacteria and odor removal technology using a gas-liquid contact method that passes fouled air through a bacteria filter impregnated with hypochlorous acid generated by electrolyzed water technology.

The technology enables countermeasures for disease transmission in spaces where people gather in numbers, such as hospitals and kindergartens, as well as elimination of odors from nursing care facilities and so on, making it possible to provide safer, more comfortable air environments.

(3)	Automotive:

•	Development of human detection technology utilizing artificial intelligence technology with image processing

Panasonic has developed a technology able to simultaneously detect in real time multiple humans in a variety of postures or holding an umbrella, using deep learning, and a new algorithm for human-like identification processing requiring at most about one tenth of the amount of calculation as conventional algorithms.

These methods have made a substantial advance towards incorporating this technology in self-driving vehicles, which require miniaturization and energy reduction.

(4)	BtoB Solutions:

•	Development of multilingual voice translation technology enabling communication without a sense of language barriers

Panasonic has developed a multilingual voice translation system that enhances listening precision with a directional sound pickup technology that uses four microphones arranged in three dimensions to determine the position of the person speaking, and then translates smoothly using a cloud-based voice recognition, translation, and synthesizer engine.

The result has enabled hands-free translation in noisy environments, such as crowds. Panasonic will continue demonstration testing to improve performance of the system, aiming to commercialize it.

(5)	Devices:

•	Development of a wide-dynamic-range-technology for organic CMOS image sensors

Panasonic has developed a simultaneous light and darkness capture sensor with a proprietary construction equipped with two cells of differing sensitivity and a noise cancelling function inside a single pixel. The sensor achieves 100 times the dynamic range of a conventional sensor with the same chip size.

The technology enables reproduction of rich color tone without image distortion or blurring, even in high-contrast situations such as a backlit scene or subjects under lighting.

R&D expenditures totaled ¥449.8 billion in fiscal 2016.

(Note)	IoT :	Internet of Things refers to the connection of many things and devices to the Internet.

(3) Capital Investment

The Panasonic Group made capital investment totaling ¥248.8 billion in fiscal 2016, as a result of conducting capital investment under a philosophy of investing steadily for future growth, with a focus on its key businesses.

The main capital investments have been in production facilities in the U.S. for portable rechargeable batteries for automotive use.

(4) Corporate Financing

The Panasonic Group’s basic policy is to generate necessary funds for its business activities through its own efforts. The generated funds are utilized efficiently through internal Group finance operations. In cases where it becomes necessary to secure funds for purposes such as for working capital or business investments, corporate financing is secured from an external source by appropriate means after due consideration of the Group’s financial standing and financial market conditions.

In fiscal 2016, Panasonic redeemed the third series of unsecured straight bonds totaling ¥40.0 billion in June 2015, (issued by the former Matsushita Electric Works, Ltd. in June 2008 and succeeded to the Company in January 2012) and the tenth series of unsecured straight bonds totaling ¥200.0 billion in March 2016 (issued in March 2011) as they fell due. As a result, the balance of unsecured straight bonds was ¥680.0 billion as of March 31, 2016.

(5) Environmental Activities

Panasonic formulated its “Sustainability Policy,” which is its stance, as a public entity, toward being in harmony with society and the global environment, and contributing to the development of a sustainable society through its business. To further extend the green innovation initiatives that it has developed in accordance with this policy, Panasonic has determined the “Environmental Policy,” which consists of its Environmental Statement, Environmental Action Guideline and Environmental Action Plan.

Under the Environmental Action Plan, Panasonic has formulated targets to be achieved in fiscal 2019 and the actions needed to achieve them as the Green Plan 2018. In cooperation with customers, supply chains and local communities, Panasonic is pushing ahead with the plan in five areas: (1) CO2 reduction, (2) Resources recycling, (3) Efficient use of water, (4) Control of chemical substances and (5) Biodiversity.

In the area of CO2 reduction, Panasonic is working to contribute to a reduction through its production activities and products. In production activities, Panasonic is conducting Green Factories activities at all of its factories worldwide, under which it is taking steps to reduce its environmental load. As a result of these efforts, Panasonic received the Minister of Economy, Trade, and Industry Prize in the “Energy-Saving Activities Category” in the “Fiscal 2016 Energy Conservation Grand Prizes” for its initiatives relating to the optimal setting of air-conditioning equipment, “Establishing a new energy conservation method requiring zero investment by calculation at an automotive battery factory.” Moreover, in product, Panasonic’s air-conditioner with ECONAVI and power conditioner cooling unit for solar photovoltaic system both received the Energy Conservation Center, Japan Chairman’s Prize.

In the area of resource recycling, Panasonic has been working to make efficient use of resources. Panasonic has developed its own near-infrared sorting machine that can sort three types of plastic simultaneously, which can recover a single plastic at a high level of purity from mixed plastic in appliances that have finished their useful lives. This machine has helped to expand Panasonic’s use of recycled plastic, and received the Minister of Economy, Trade, and Industry Prize at the Fiscal 2016 Awards for Resource Recirculation Technologies and Systems.

As an evaluation of these kinds of activities, Panasonic was ranked 7th in the manufacturing sector (previously 10th) in the 19th Environmental Management Survey (conducted by Nikkei Inc.), which shows simultaneous pursuit of environmental measures and management, and 3rd (previously 4th) in the Environmental Brand Survey 2015 (conducted by Nikkei Business Publications, Inc.), which investigates the environmental image of a corporation among general consumers, improving its evaluation in each. Furthermore, the Company was selected for inclusion the global socially responsible investment index, Dow Jones Sustainability Indices (DJSI) World for the 11th consecutive year.

None of the above-mentioned activities can be achieved by the Panasonic Group alone. Looking ahead, Panasonic will deepen its ties with partner companies, improve environmental issues through its business activities, and win support and understanding from all members of society as it expands its environmental activities.

(6) Challenges for the Panasonic Group

The global economy in fiscal 2017 is expected to grow moderately overall, since the economy in the U.S. and Europe is expected to continue to recover, and personal consumption in Japan is expected to be boosted by improved employment and personal income environment, while some uncertainties such as volatile resource prices, geopolitical risks and economic slowdown in emerging countries are expected.

Panasonic’s sales, however, fell short of the incremental annual target set for fiscal 2016 towards its sales target of ¥10 trillion in fiscal 2019 aiming at sales growth. Under these circumstances, the Company revisited its sales target of ¥10 trillion in fiscal 2019, and decided to accelerate initiatives aiming at profit growth, and to pursue its management philosophy, “Panasonic continues to create contributions to its customers.”

Panasonic revisits its strategy with “5 x 3 matrix” indicating five major business areas in three regions, which has applied up until now. The framework will be four business areas of Consumer Electronics, Housing, Automotive, and B2B, with Devices allocated to these business areas. The Company expects new sales growth in the Consumer Electronics, Housing, and Automotive businesses through delivering value widely to end customers. In the B2B business, Panasonic will aim at developing a highly profitable business structure by defining industries to engage, core products, and regions to proceed its strategy with the aim of assisting its customers to enhance their competitiveness.

In addition to steady profit expansion in the Consumer Electronics, Housing, and Automotive business areas where growth strategies are in steady progress, Panasonic will aim to achieve high profitability in B2B business to establish a structure for steady profit growth.

Individual businesses will be categorized into low profitability business, stable growth business, and high-growth business, in accordance with the characteristics of businesses, such as business environment and competitiveness. The Company defines the best strategy for each business to execute.

“Low profitability” businesses indicate the ones where sales growth is hardly expected. Panasonic will thoroughly pursue profitability improvement rather than sales growth.

“Stable growth” businesses indicate the ones where the market is expected to grow. Panasonic will pursue steady sales and profits expansion aiming at above industry average growth through enhancing competitiveness.

“High-growth” businesses indicate the ones where market growth is expected and also Panasonic will concentrate its management resources to boost growth in sales and profits. The major initiatives in the high growth businesses are as follows.

1)	Consumer Electronics business

Panasonic will accelerate expansion of premium products in its focus countries in Asia, and strengthen product lineup in India and sales platforms in Africa to expand business there.

2)	Housing business

Panasonic will significantly increase the number of operating sites to expand remodeling and elderly-care businesses in Japan. In Asia, mainly PanaHome Corporation will accelerate its town development business collaborating with local land developers.

3)	Automotive business

Panasonic will achieve new growth with the next-generation cockpit business, mainly by collaborating with Ficosa International S.A., a major manufacturer of automotive mirrors. Furthermore, looking ahead to fiscal 2019 and beyond, the Company will focus its management resources on strengthening development and increasing manufacturing sites in the fields of ADAS (Advanced Driver Assistance Systems) and automotive batteries towards further growth.

4)	B2B business

Commercial refrigeration & food equipment business will become one of Panasonic’s main business pillars with the acquisition of Hussmann Corporation, a U.S.-based industrial refrigerated and freezer display case manufacturer. Panasonic will also aim at creating new businesses that will follow the aviation and commercial refrigeration & food equipment businesses.

For fiscal 2019, the Company-wide management targets are: operating profit of ¥450.0 billion and net income attributable to owners of the parent company of ¥250.0 billion or more (IFRS basis).

Panasonic set fiscal 2017 as a “year to lay a solid foundation for growth,” toward the fiscal 2019 management targets and beyond, and it intends to focus on developing its growth businesses. The Company aims to achieve steady growth in sales and profits by making aggressive upfront investments and the 1.0-trillion-scale strategic investments toward fiscal 2019.

Panasonic has revisited its fiscal 2019 sales target of ¥10 trillion. However, nothing has been changed in the Company’s growth strategy, based on which it will continue to promote initiatives for profit growth. Going forward, Panasonic will further focus on profit growth to continue to contribute to its customers. The Company sincerely wishes to express its appreciation to all shareholders for their continued support and guidance.

(Note)	The Company will voluntarily adopt International Financial Reporting Standards (IFRS) in place of U.S. Generally Accepted Accounting Principles (U.S. GAAP) for its consolidated financial statements and documents as of the end of the fiscal year ending March 31, 2017.

(7) Financial Summary

Consolidated business results and financial condition

Fiscal period	FY2013	FY2014	FY2015	FY2016
Net sales (billions of yen)	7,303.0	7,736.5	7,715.0	7,553.7
Income (loss) before income taxes (billions of yen)	(398.4)	206.2	182.5	217.0
Net income (loss) attributable to Panasonic Corporation (billions of yen)	(754.3)	120.4	179.5	193.3
Basic net income (loss) attributable to Panasonic Corporation common shareholders per share (yen)	(326.28)	52.10	77.65	83.40
Total assets (billions of yen)	5,397.8	5,213.0	5,956.9	5,597.0
Panasonic Corporation shareholders’ equity (billions of yen)	1,264.0	1,548.2	1,823.3	1,705.1
Panasonic Corporation shareholders’ equity per share (yen)	546.81	669.74	788.87	734.62

(Notes)	1.	Panasonic Corporation’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

		Panasonic Corporation shareholders’ equity and shareholders’ equity per share are shown in conformity with U.S. GAAP.

	2.	Amounts less than ¥100 million are rounded to the nearest ¥100 million.

•

In fiscal 2013, sales declined mainly because of lackluster sales of digital consumer-related products. Regarding earnings, the Company incurred a loss before income taxes due to the recording of a considerable amount of business restructuring expenses including impairment losses on goodwill and intangible assets. In addition, the Company increased the valuation allowances for deferred tax assets (DTA) in fiscal 2013 and incurred provision for income taxes. As a result, a net loss was posted in income attributable to Panasonic Corporation for the two consecutive years.

•

In fiscal 2014, sales increased as the Company capitalized on a surge in demand before the consumption tax hike in April 2014, while yen depreciation also contributed. Regarding earnings, improvements to unprofitable businesses, fixed cost reductions, and initiatives to streamline materials costs contributed to profit. Also, despite the recognition of business restructuring expenses, pre-tax income and net income attributable to Panasonic Corporation both increased significantly and the Company returned to profitability, owing partly to the recognition of a one-off gain from a pension scheme change and gain from transferring of the healthcare business.

•

In fiscal 2015, sales were at the same level as in fiscal 2014 mainly due to strong sales in solar photovoltaic systems and automotive-related business, despite the impact of weakening demand after the consumption tax hike in April 2014. Regarding earnings, profits benefited from improvements to challenging businesses, fixed cost reductions, and initiatives to streamline materials costs. However, pre-tax income declined due to the recognition of expenses including those related to business restructuring, litigation, and market-related measures. Net income attributable to Panasonic Corporation increased due mainly to a decrease in provision for income taxes as a result of recording DTA.

•	Details of operations for fiscal 2016 are as described in the preceding pages under “(1) Progress and Results during the Period.”

Business results and financial condition on a parent-alone basis

Fiscal period	FY2013	FY2014	FY2015	FY2016
Net sales (billions of yen)	3,917.0	4,084.6	3,852.4	3,782.3
Recurring profit (billions of yen)	110.5	145.2	190.2	213.8
Net income (loss) (billions of yen)	(659.4)	(25.9)	8.3	3.7
Net income (loss) per share (yen)	(285.23)	(11.22)	3.58	1.60
Total assets (billions of yen)	4,837.5	4,672.0	4,679.1	4,935.2
Net assets (billions of yen)	981.5	953.6	902.3	879.7
Net assets per share (yen)	424.58	412.53	390.29	378.85

(Note) Amounts less than ¥100 million are rounded to the nearest ¥100 million.

•

In fiscal 2013, Panasonic recorded an increase in sales, reflecting such factors as strong sales to the automotive sector. Regarding earnings, the boost given by the rise in sales as well as other positives including an increase in dividend income resulted in a substantial increase in recurring profit. On the other hand, the Company posted a net loss due to the booking of non-recurring loss such as loss on devaluation of stock in subsidiaries and affiliates.

•

In fiscal 2014, Panasonic recorded an increase in sales, reflecting strong sales of housing related business. Regarding earnings, the boost given by the rise in sales and other positives including an increase in dividend income, as well as reduction in fixed cost, resulted in an increase in recurring profit. In addition, the Company posted a net loss due to the booking of non-recurring loss such as loss on devaluation of stock in subsidiaries and affiliates and provision for loss on business of subsidiaries and affiliates.

•

In fiscal 2015, Panasonic recorded a decrease in sales, owing to factors such as a decrease in demand following the surge before the consumption tax hike in April 2014. Regarding earnings, sales decreased, but recurring profit increased, owing partly to fixed cost reductions as well as a decrease in non-recurring expenses. On the other hand, net income increased, despite the recognition of non-recurring loss such as loss on devaluation of stock in subsidiaries and affiliates and provision for loss on business of subsidiaries and affiliates.

•

In fiscal 2016, Panasonic recorded a decrease in sales, owing to factors such as a decrease in sales of residential solar photovoltaic systems. Regarding earnings, despite decrease in sales, recurring profit increased, owing partly to fixed cost reductions as well as an increase in dividend income. On the other hand, net income decreased due to the booking of non-recurring loss such as provision for loss on business of subsidiaries and affiliates.

(8) Principal Business

The Panasonic Group’s main products and services by segment are as follows:

(as of March 31, 2016)

Segment	Main products and services

Appliances	Air-conditioners, TVs, refrigerators, washing machines, personal-care products, microwave ovens, home audio equipment, video equipment, vacuum cleaners, rice cookers, bicycles, showcases, large-sized air-conditioners, compressors, fuel cells

Eco Solutions	Lighting fixtures, lamps, wiring devices, solar photovoltaic systems, water-related products, interior furnishing materials, ventilation and air-conditioning equipment, air purifiers, nursing-care-related products

AVC Networks	Aircraft in-flight entertainment systems, PCs and tablets, projectors, digital cameras, surveillance cameras, social infrastructure systems equipment, fixed-phones, mobile phones

Automotive & Industrial Systems	Car-use-multimedia-related equipment, electrical components, lithium-ion batteries, automotive batteries, dry batteries, electronic components, automation controls, semiconductors, electronic materials, LCD panels, electronic-components-mounting machines, electric motors, welding equipment

Other	Detached housing, rental apartment housing, land and buildings for sale, home remodeling, raw materials

(9) Major Business Sites of the Panasonic Group

1) Major business sites of the Company	(as of March 31, 2016)

Name	Location in Japan
Corporate head office	Kadoma-shi, Osaka

Corporate branch office
Government and External Relations Division	Minato-ku, Tokyo

Research and development division
Advanced Research Division	Moriguchi-shi, Osaka

Production divisions
Appliances Company	Kusatsu-shi, Shiga
Eco Solutions Company	Kadoma-shi, Osaka
AVC Networks Company	Kadoma-shi, Osaka
Automotive & Industrial Systems Company	Kadoma-shi, Osaka

(Notes)	1.	Locations of main offices of divisions and Divisional Companies are listed above.

	2.	The sales divisions are included within the production divisions.

2) Principal domestic subsidiaries	(as of March 31, 2016)

Name	Common stock (millions of yen)	Ratio of voting interests (%)		Principal businesses	Location in Japan
PanaHome Corporation	28,375	54.5		Construction and sale of custom-built houses and sale of land and buildings with real estate, asset utilization, and home remodeling businesses	Toyonaka-shi, Osaka

Panasonic Factory Solutions Co., Ltd.	15,000	100.0		Manufacture and sale of production systems, including circuit manufacturing and parts mounting equipment and systems	Kadoma-shi, Osaka

Panasonic Ecology Systems Co., Ltd.	12,092	100.0		Manufacture and sale of ventilation and air-conditioning equipment and air purifiers, etc.	Kasugai-shi, Aichi

Panasonic Consumer Marketing Co., Ltd.	1,000	100.0		Sale of various electric and electronic products	Osaka-shi, Osaka

Panasonic Liquid Crystal Display Co., Ltd.	500	95.0		Manufacture and sale of LCD panels	Himeji-shi, Hyogo

SANYO Electric Co., Ltd.	400	100.0	*	Manufacture and sale of solar photovoltaic systems, rechargeable batteries and electronic components, etc.	Daito-shi, Osaka

Panasonic Semiconductor Solutions Co., Ltd.	400	100.0		Manufacture and sale of semiconductors etc.	Nagaokakyo-shi, Kyoto

Panasonic System Networks Co., Ltd.	350	100.0		Manufacture and sale of surveillance cameras, settlement and construction verification terminals, IP-related equipment, etc.	Fukuoka-shi, Fukuoka

(Note)	Percentage with an asterisk (*) includes indirect voting interests.

3) Principal overseas subsidiaries	(as of March 31, 2016)
(all currency amounts: millions)

Name	Common stock		Ratio of voting interests (%)		Principal businesses	Location
Panasonic Corporation of North America	US$	537.1	100.0		Manufacture and sale of various electric and electronic products with regional headquarters functions	U.S.

Panasonic Avionics Corporation	US$	22.0	100.0	*	Manufacture, sale and service of aircraft in-flight entertainment systems	U.S.

Panasonic do Brasil Limitada	BRL$	712.4	100.0		Manufacture and sale of various electric and electronic products	Brazil

Panasonic Europe Ltd.	Stg£	199.9	100.0		Regional headquarters and R&D functions	U.K.

Panasonic AVC Networks Czech s.r.o.	Czk	2,414.0	100.0	*	Manufacture and sale of TV	Czech Republic

Panasonic Asia Pacific Pte. Ltd.	US$	1,478.2	100.0	*	Manufacture and sale of various electric and electronic products with regional headquarters functions	Singapore

Panasonic India Pvt. Ltd.	INR	16,988.0	100.0	*	Manufacture and sale of various electric and electronic products	India

Panasonic Taiwan Co., Ltd.	NT$	3,422.2	69.8		Manufacture and sale of various electric and electronic products	Taiwan

Panasonic Corporation of China	RMB	8,127.3	100.0		Sale of various electric and electronic products with regional headquarters functions	China

Panasonic Appliances Air-Conditioning (Guangzhou) Co., Ltd.	RMB	282.2	67.8	*	Manufacture and sale of air conditioner-related products	China

Panasonic Automotive Systems Dalian Co., Ltd.	RMB	94.0	60.0	*	Manufacture and sale of in-car electronic equipment	China

(Note)	Percentages with an asterisk (*) include indirect voting interests.

(10) Employees

(as of March 31, 2016)

Segment	Number of employees
Appliances	50,623
Eco Solutions	47,903
AVC Networks	33,074
Automotive & Industrial Systems	92,908
Other	23,093
Corporate	1,919

Total	249,520

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.

	2	The number of employees has decreased by 4,564 from the end of the preceding fiscal period.

	3.	Of the total above, the number of employees at the parent company was as follows:

Number of employees	Average age	Average length of service (years)
55,937	45.6	23.3

(11)	Transfer of Businesses, etc.

The primary transactions with respect to the Panasonic Group during fiscal 2016 were as follows:

1.	On April 1, 2015, consolidated subsidiary Panasonic Corporation of North America absorbed and merged another consolidated subsidiary, SANYO North America Corporation.

2.	On June 30, 2015, Panasonic acquired 49% of the shares of Spanish automotive mirror manufacturer Ficosa International S.A., making it an associated company under the equity method.

3.	On August 1, 2015, Panasonic conducted a share exchange making the Company a wholly-owning parent company and making consolidated subsidiary Panasonic Information Systems Co., Ltd. a wholly-owned subsidiary.

4.	On August 7, 2015, Panasonic acquired all equity in ITC Global Inc. of the United States, which operates satellite communication services for the marine energy industry, and ITC Global Netherlands Cooperatief U.A. of the Netherlands, making both companies and their subsidiaries consolidated subsidiaries of Panasonic.

5.	On April 1, 2016, Panasonic acquired 100% of the shares of Hussmann Parent Inc., which holds all shares of Hussmann Corporation of the United States, a company that manufactures, develops, sells, and provides services related to commercial-use refrigerated and freezer display cases. As a result, the two companies and their subsidiaries became consolidated subsidiaries of the Company.

2. Stock Information (as of March 31, 2016)

(1) Number of Shares Authorized to Be Issued:	4,950,000,000

(2) Number of Shares Issued:	2,453,053,497

(3) Number of Shareholders:	514,129

(4) Major Shareholders (Top 10):

Name	Share ownership (in thousands of shares)	Shareholding ratio (%)
Japan Trustee Services Bank, Ltd. (trust account)	145,055	6.24
The Master Trust Bank of Japan, Ltd. (trust account)	121,847	5.24
STATE STREET BANK AND TRUST COMPANY	81,294	3.50
NIPPON LIFE INSURANCE COMPANY	69,056	2.97
Panasonic Corporation Employee Shareholding Association	43,197	1.86
SUMITOMO LIFE INSURANCE COMPANY	37,408	1.61
STATE STREET BANK WEST CLIENT - TREATY 505234	33,095	1.42
THE BANK OF NEW YORK MELLON SA/NV 10	31,725	1.36
Japan Trustee Services Bank, Ltd. (trust account 7)	30,291	1.30
Matsushita Real Estate Co., Ltd.	29,121	1.25

(Notes)	1.	The figures in Share ownership are rounded down to the nearest thousands of shares.

	2.	Shareholding ratio is calculated by deducting the Company’s treasury stock (132,057,190) and rounded down to two decimal places.

	3.	The English names of foreign shareholders above are based on the General Shareholders Notification notified by Japan Securities Depository Center, Inc.

3. Status of Stock Acquisition Rights, etc.

(1)	Summary of stock acquisition rights issued by the Company

Name	Stock acquisition rights allotment date	Number of stock acquisition rights	Class and number of shares to be acquired upon exercise of stock acquisition rights	Amount to be paid (per stock acquisition right)	Exercise price (per share)	Period during which stock acquisition rights may be exercised
Stock acquisition rights issued in August of fiscal year 2015	August 22, 2014	2,088	Common stock 208,800 shares	¥105,400	¥1	From August 23, 2014 to August 22, 2044

Stock acquisition rights issued in August of fiscal year 2016	August 20, 2015	1,729	Common stock 172,900 shares	¥112,400	¥1	From August 21, 2015 to August 20, 2045

(2)	Status of stock acquisition rights delivered as compensation for the execution of duties by Directors as of March 31, 2016

Name	Number of stock acquisition rights	Class and number of shares to be acquired upon exercise of stock acquisition rights	Directors (excluding Outside Directors)
			Number of holders	Number of stock acquisition rights held
Stock acquisition rights issued in August of fiscal year 2015	1,596	Common stock 159,600 shares	13 Directors	1,596

Stock acquisition rights issued in August of fiscal year 2016	1,307	Common stock 130,700 shares	13 Directors	1,307

(Note)	No allotment was made to Outside Directors and Audit & Supervisory Board Members for this issuance of stock acquisition rights.

(3)	Status of stock acquisition rights delivered as compensation for the execution of duties to employees during the current fiscal year

Name	Number of stock acquisition rights	Class and number of shares to be acquired upon exercise of stock acquisition rights	Employees (Executive Officers*), etc.
			Number of persons granted	Number of stock acquisition rights held
Stock acquisition rights issued in August of fiscal year 2016	422	Common stock 42,200 shares	17 Persons	422

(Note)	Asterisk indicates Executive Officers under the Panasonic Group’s Group-Wide Executive Officer System.

4. Panasonic Directors and Audit & Supervisory Board Members, etc.

(1)	Directors and Audit & Supervisory Board Members, etc.

(Titles and responsibilities are all as of March 31, 2016)

Title	Name	Major responsibility
Chairman of the Board	Shusaku Nagae

Vice Chairman of the Board	Masayuki Matsushita

President	Kazuhiro Tsuga

Executive Vice President	Yoshihiko Yamada*	In charge of Strategic Regions; Director, Strategic Regions Business Promotion Division

	Kazunori Takami	In charge of Japan Region, Customer Satisfaction, and Design

Senior Managing Directors	Hideaki Kawai*	In charge of Accounting and Finance, and Groupwide Cost Busters Project

	Yoshiyuki Miyabe*	In charge of Technology, Intellectual Property, Manufacturing, and Procurement

	Yoshio Ito*	President, Automotive & Industrial Systems Company

	Tamio Yoshioka*	President, Eco Solutions Company; In charge of Construction Safety Regulations Administration Department

Managing Directors	Takashi Toyama*	Representative in Tokyo; In charge of Government and External Relations; Director, Government and External Relations Division; In charge of Tokyo Olympic & Paralympic Business Promotion

	Jun Ishii*	In charge of Human Resources, General Affairs, Social Relations, Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management, Facility Management, Corporate Sports Promotion, and Executive Support Office; Director, Risk & Governance Management Division

	Yasuji Enokido*	President, AVC Networks Company; In charge of Visual & Imaging Business, and Solutions Business

	Mototsugu Sato*	In charge of Planning, BPR Project, Business Creation Project, and Panasonic Spin-up Fund

	Tetsuro Homma*	President, Appliances Company; In charge of Consumer Business

Directors	Masayuki Oku

Yoshinobu Tsutsui

Hiroko Ota

Senior Audit & Supervisory Board Members	Seiichiro Sano
Hirofumi Yasuhara

Audit & Supervisory Board Members	Yoshio Sato
Ikuo Hata

Toshio Kinoshita

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Masayuki Oku, Yoshinobu Tsutsui and Hiroko Ota are Outside Directors as stipulated in Article 2, Item 15 of the Companies Act. The Company sent notification of the statuses of these Directors as Independent Directors to the stock exchanges of Japan on which the Company’s shares are publicly listed.

	3.	Yoshio Sato, Ikuo Hata and Toshio Kinoshita are Outside Audit & Supervisory Board Members as stipulated in Article 2, Item 16 of the Companies Act. The Company sent notification of the statuses of these Audit & Supervisory Board Members as Independent Audit & Supervisory Board Members to the stock exchanges of Japan on which the Company’s shares are publicly listed.

4.

Hirofumi Yasuhara has a considerable knowledge of finance and accounting accumulated through his experience serving as Representative Director and Senior Managing Executive Officer in charge of Control Group of PanaHome Corporation. Toshio Kinoshita has a considerable knowledge of finance and accounting through his long standing involvement as a certified public accountant in the corporate accounting of global corporations in Japan and overseas.

5.	Directors whose names are marked with an asterisk concurrently hold the position of Executive Officer under the Panasonic Group’s Group-Wide Executive Officer system.

6.	Changes in Directors and Audit & Supervisory Board Members during fiscal 2016 were as follows.

(1) Appointments

         At the 108th Ordinary General Meeting of Shareholders held on June 25, 2015, Yasuji Enokido, Tetsuro Homma and Yoshinobu Tsutsui were newly elected as Directors, and Hirofumi Yasuhara was newly elected as Audit & Supervisory Board Member and each assumed office.

At a Board of Directors’ meeting held on the same day, the Company’s Board of Directors newly appointed Yasuji Enokido and Tetsuro Homma as Managing Directors. Each of them assumed office.

(2) Retirement

         At the conclusion of the 108th Ordinary General Meeting of Shareholders held on June 25, 2015, Mamoru Yoshida, Tsuyoshi Nomura and Ikuo Uno retired from the office of Director, and Yoshihiro Furuta retired from the office of Audit & Supervisory Board Member upon the expiration of their terms.

7.	Changes in positions and responsibilities during fiscal 2016 were as follows.

         On January 1, 2016, responsibilities of Director Yoshio Ito changed from President, Automotive & Industrial Systems Company; In charge of Industrial Business to President, Automotive & Industrial Systems Company.

8.	Important concurrently held positions of Directors are as follows:

Title	Name	Name of corporation or organization	Details
Director	Masayuki Matsushita	PHP Institute Inc. The Konosuke Matsushita Memorial Foundation Matsushita Real Estate Co., Ltd. New Otani Co., Ltd. Hotel Okura Co., Ltd. THE ROYAL HOTEL, LIMITED	Chairman President President Outside Director Outside Director Outside Director

	Kazuhiro Tsuga	The Tokyo Organising Committee of the Olympic and Paralympic Games	Vice Chairman

	Kazunori Takami	Tokyo FM Broadcasting Co., Ltd	Outside Director

	Jun Ishii	Panasonic Corporate Pension Fund Panasonic Health Insurance Organization	President President

Details of important concurrently held positions by Outside Directors and Outside Audit & Supervisory Board Members can be found in (3) Outside Directors and Audit & Supervisory Board Members.

9.	Directors, Audit & Supervisory Board Members, and Executive Officers as of April 1, 2016 are as follows:

(1) Directors and Audit & Supervisory Board Members

Title	Name	Major responsibility
Chairman of the Board	Shusaku Nagae

Vice Chairman of the Board	Masayuki Matsushita

President	Kazuhiro Tsuga

Executive Vice President	Yoshihiko Yamada*	In charge of Strategic Regions; Director, Strategic Regions Business Promotion Division

	Kazunori Takami	In charge of Japan Region, Customer Satisfaction, and Design

Senior Managing Directors	Hideaki Kawai*	In charge of Accounting and Finance, and Groupwide Cost Busters Project

	Yoshiyuki Miyabe*	In charge of Technology, Manufacturing, Procurement, Information Systems and Logistics, Intellectual Property, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Motor Business Administration Office

	Yoshio Ito*	President, Automotive & Industrial Systems Company

	Tamio Yoshioka*	President, Eco Solutions Company; In charge of Construction Safety Regulations Administration Department

	Yasuji Enokido*	President, AVC Networks Company; In charge of Solutions Business

	Mototsugu Sato*	In charge of Planning, Human Resources, BPR Project, Business Creation Project, and Panasonic Spin-up Fund

	Tetsuro Homma*	President, Appliances Company; In charge of Consumer Business

Managing Directors	Takashi Toyama*	Representative in Tokyo; In charge of Government and External Relations; Director, Government and External Relations Division; In charge of Tokyo Olympic & Paralympic Business Promotion

	Jun Ishii*	In charge of Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management; Director, Risk & Governance Management Division; In charge of General Affairs, Social Relations, Facility Management, Corporate Sports Promotion, and Executive Support Office

Directors	Masayuki Oku

Yoshinobu Tsutsui

Hiroko Ota

Senior Audit & Supervisory Board Members	Seiichiro Sano
Hirofumi Yasuhara

Audit & Supervisory Board Members	Yoshio Sato
Ikuo Hata

Toshio Kinoshita

(Note)	Those with the title of Senior Managing Director or above are Representative Directors. In addition, Directors whose names are marked with an asterisk concurrently hold the position of Executive Officer under the Panasonic Group’s Group-Wide Executive Officer system.

(2) Executive Officers

Title	Name	Major responsibility
Managing Executive Officers	Laurent Abadie	Regional Head for Europe & CIS; Chairman & CEO, Panasonic Europe Ltd.; Managing Director, Panasonic Marketing Europe GmbH
	Mamoru Yoshida	In charge of Special Task

	Joseph Taylor	Regional Head for North America; Chairman & CEO, Panasonic Corporation of North America

	Hidetoshi Osawa	Regional Head for China & Northeast Asia; Chairman, Panasonic Corporation of China

	Yukio Nakashima	Senior Vice President, Appliances Company; In charge of Consumer Marketing; Director, Consumer Marketing Sector for Japan Region

	Masahisa Shibata	Senior Vice President, Automotive & Industrial Systems Company; In charge of Automotive Business

	Makoto Kitano	Senior Vice President, AVC Networks Company; In charge of Business Strategy and Planning

	Daizo Ito	Regional Head for India, South Asia, Middle East and Africa

Executive Officers	Toshiyuki Takagi	Vice President, Appliances Company; President, Air-Conditioner Company

	Masahiro Ido	In charge of Solution Sales; Director, Business Solutions Division; Director, Tokyo Olympic & Paralympic Enterprise Division

	Satoshi Takeyasu	In charge of Corporate Communications, Advertising, and Citizenship; Director, Groupwide Brand Communications Division

	Paul Margis	Vice President, AVC Networks Company; In charge of Avionics Business; CEO, Panasonic Avionics Corporation

	Junichiro Kitagawa	In charge of Consumer Business for Europe & CIS Region

	Shinji Sakamoto	Vice President, Automotive & Industrial Systems Company; In charge of Industrial Business

	Yuki Kusumi	Vice President, Appliances Company; In charge of Home Appliances Business

	Yoshiyuki Iwai	Vice President, Eco Solutions Company; In charge of Intelligence & Liaison, Legal Affairs, and Intellectual Property

	Makoto Ishii	In charge of Information Systems and Logistics

	Toru Nishida	Regional Head for Southeast Asia and Oceania; Managing Director, Panasonic Asia Pacific Pte. Ltd.; Managing Director, Panasonic Consumer Marketing Asia Pacific

	Kazuhiro Murata	Vice President, Eco Solutions Company; Director, Marketing Division

	Hiroyuki Aota	Vice President, Automotive & Industrial Systems Company; In charge of Factory Solutions Business; Director, Smart Factory Solutions Business Division; President, Panasonic Factory Solutions Co., Ltd.

	Masaki Arizono	Vice President, AVC Networks Company; In charge of Visual & Imaging Business; Director, Visual Systems Business Division

	Masashi Yamada	Vice President, Eco Solutions Company; Director, Housing Systems Business Division; In charge of AGE-FREE Business

	Michiko Ogawa	In charge of Technics Brand; Managing Officer, Appliances Company; In charge of Home Entertainment Business; Director, Home Entertainment Business Division; General Manager, Technics Business Promotion

	Hirotoshi Uehara	Vice President, Automotive & Industrial Systems Company; Director, Automotive Infotainment Systems Business Division

	Eiichi Katayama	In charge of Business Development; General Manager, Business Development Department, Corporate Strategy Division

	Mitsuki Wada	In charge of Procurement; President, Global Procurement Company

	Tatsuo Katakura	Vice President, AVC Networks Company; In charge of Solutions Business for Japan Region; President, Panasonic System Networks Co., Ltd.; President, System Solutions Company (Japan)

Title	Name	Major responsibility
Executive Officers	Kenji Tamura	Vice President, Automotive & Industrial Systems Company; In charge of Energy Business

	Thomas Gebhardt	Vice President, Automotive & Industrial Systems Company; President, Panasonic Automotive Systems Company of America, Panasonic Corporation of North America

	Akira Kono	Vice President, Appliances Company; Director, Consumer Marketing Division (Japan), Consumer Marketing Sector for Japan Region

	Masashi Nagayasu	Vice President, Automotive & Industrial Systems Company; Director, Automotive Marketing & Sales Division

	Manish Sharma	President, Panasonic India Pvt. Ltd.

(2)	Remuneration for Directors and Audit & Supervisory Board Members

1.	Remuneration Policy

Remuneration for Directors and Audit & Supervisory Board Members of Panasonic is determined within the framework of the maximum total amounts of remuneration for Directors and Audit & Supervisory Board Members which has been determined respectively by resolution of a general meeting of shareholders. When determining remuneration for Directors, the Nomination and Compensation Advisory Committee, which is an optional committee including Outside Directors (Independent Directors) among its members, discusses the suitability of the remuneration system and reports the results of its discussions to the Board of Directors.

The remuneration system comprises the “basic remuneration,” which is a fixed remuneration, “performance based remuneration,” which is a short-term incentive, and “stock-type compensation stock options,” which is a long-term incentive.

The objective of “performance based remuneration” is to provide incentive to boost business performance, and it shall be determined based on performance evaluation of Panasonic as a whole and the specific businesses, of which a Director is in charge, using performance indicators, such as net sales, operating income, free cash flow, and CCM (Capital Cost Management)*.

The objective for the allotment of “stock-type compensation stock options” is for Directors to share the same profit awareness with shareholders, and to engage in efforts to boost corporate value from a long-term perspective.

Only the “basic remuneration,” which is the fixed remuneration, is paid to Outside Directors and Audit & Supervisory Board Members.

*	CCM is an indicator created by Panasonic to evaluate return on capital.

2.	Amounts of Remuneration for Directors and Audit & Supervisory Board Members

Title	Number of persons	Amount (millions of yen)	Breakdown of Amount (millions of yen)
			Basic remuneration	Performance based remuneration	Stock-type compensation stock options
Directors (Of which, Outside Directors)	20 (4)	1,190 (46)	708 (46)	335 (—)	147 (—)
Audit & Supervisory Board Members (Of which, Outside Audit & Supervisory Board Members)	6 (3)	105 (39)	105 (39)	—	—

Total	26	1,295	813	335	147

(Notes)	1.	Three Directors and one Audit & Supervisory Board Member who retired at the conclusion of the 108th Ordinary General Meeting of Shareholders held on June 25, 2015 are included in the above figures for Number of persons and Amounts.

	2.	The following amount is not included in the above total remuneration amount.

Retirement benefits of ¥1 million paid to one Director, who retired during the current fiscal year (this is an amount paid in accordance with the ratification by shareholders of a resolution abolishing the Company’s retirement benefit system at the 99th Ordinary General Meeting of Shareholders held on June 28, 2006, to Directors who retired during the current fiscal year and are eligible for such benefits because they were in office at the time the resolution was ratified).

	3.	The remuneration limit for Directors has been determined to be an annual amount of ¥1,500 million by resolution of a general meeting of shareholders. (Resolution was passed at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

	4.	The remuneration limit for Outside Directors has been determined to be an annual amount of ¥60 million within the framework mentioned in 3. above by resolution of a general meeting of shareholders. (Resolution was passed at the 107th Ordinary General Meeting of Shareholders held on June 26, 2014.)

5.	The remuneration limit related to the allotment of stock-type compensation stock options to Directors has been determined to be ¥500 million by resolution of a general meeting of shareholders. (Resolution was passed at the 107th Ordinary General Meeting of Shareholders held on June 26, 2014. This amount is outside the framework of the remuneration limit mentioned in 3. above.)

6.	The remuneration limit for Audit & Supervisory Board Members has been determined to be an annual amount of ¥140 million by resolution of a general meeting of shareholders. (Resolution was passed at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

7.	Amounts less than one million yen have been rounded to the nearest million yen.

(3)	Outside Directors and Audit & Supervisory Board Members

1. Important concurrently held positions

(as of March 31, 2016)

Title	Name	Name of corporation or organization	Details
Outside Directors	Masayuki Oku	Sumitomo Mitsui Financial Group, Inc.	Chairman
		Kao Corporation	Outside Director
		Komatsu Ltd.	Outside Director
		CHUGAI PHARMACEUTICAL CO., LTD.	Outside Director
		The Bank of East Asia, Limited	Non-executive Director
		Nankai Electric Railway Co., Ltd.	Outside Audit & Supervisory Board Member

	Yoshinobu Tsutsui	NIPPON LIFE INSURANCE COMPANY	President
		Imperial Hotel, Ltd.	Outside Director
		West Japan Railway Company	Outside Audit & Supervisory Board Member
		Life Insurance Association of Japan	Chairman

	Hiroko Ota	NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES	Professor
		JX Holdings, Inc.	Outside Director
		Mizuho Financial Group, Inc.	Outside Director

Outside Audit & Supervisory Board Members	Yoshio Sato	SUMITOMO LIFE INSURANCE COMPANY	Chairman
		YOMIURI TELECASTING CORPORATION	Outside Director
		SAKATA INX CORPORATION	Outside Audit & Supervisory Board Member

	Ikuo Hata	Oh-Ebashi LPC & Partners	Counsel

	Toshio Kinoshita	Global Professional Partners Corporation	President
		ASATSU-DK INC.	Outside Director
		TACHI-S CO., LTD.	Outside Director
		Mizuho Bank, Ltd.	Outside Director
		Cool Japan Fund Inc.	Outside Audit & Supervisory Board Member
		WEATHERNEWS INC.	Outside Audit & Supervisory Board Member
		Denka Company Limited	Outside Audit & Supervisory Board Member

(Notes)	1.	NIPPON LIFE INSURANCE COMPANY and SUMITOMO LIFE INSURANCE COMPANY are major shareholders (top 10) of Panasonic, but both have shareholding ratios of less than 3%.

	2.	There are no transactions exceeding 2% of consolidated net sales of either party between the Company and the other organizations where concurrent positions are held by Outside Directors and Outside Audit & Supervisory Board Members.

	3	There are no noteworthy relationships between the Company and corporations and organizations except the relationships mentioned in 1., 2. above.

2. Major activities during fiscal 2016

Position	Name	Major activities
Outside Directors	Masayuki Oku	Attended all of the 12 regular meetings of the Board of Directors and made constructive remarks in deliberation of proposed resolutions.

	Yoshinobu Tsutsui	Attended all of the 10 regular meetings of the Board of Directors held after he took office on June 25, 2015, and made constructive remarks in deliberation of proposed resolutions.

	Hiroko Ota	Attended all of the 12 regular meetings of the Board of Directors and made constructive remarks in deliberation of proposed resolutions.

Outside Audit & Supervisory Board Members	Yoshio Sato

Attended all of the 12 regular meetings of the Board of Directors and made constructive remarks in deliberation of proposed resolutions.

Attended all of the 13 Audit & Supervisory Board meetings and actively made remarks grounded on his outside experience and expertise.

Ikuo Hata

Attended all of the 12 regular meetings of the Board of Directors and made constructive remarks in deliberation of proposed resolutions.

Attended all of the 13 Audit & Supervisory Board meetings and actively made remarks grounded on his outside experience and expertise.

Toshio Kinoshita

Attended 11 of the 12 regular meetings of the Board of Directors and made constructive remarks in deliberation of proposed resolutions.

Attended 12 of the 13 Audit & Supervisory Board meetings and actively made remarks grounded on his outside experience and expertise.

3. Summary of contracts for limitation of liability

The Company has entered into contracts for limitation of liability with all Outside Directors and Outside Audit & Supervisory Board Members, respectively, which limit the amount of each Outside Director’s and Outside Audit & Supervisory Board Member’s respective liability, as defined under Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act, presuming they perform their respective duties in good faith and without gross negligence.

5. Accounting Auditors

(1)	Name of Accounting Auditors

KPMG AZSA LLC

(2)	Remuneration, etc. Paid to Accounting Auditors for Fiscal 2016

Classification	Details	Amount (millions of yen)
(1)	Amount of remuneration, etc.	680
(2)	Total amount of cash and other property benefits to be paid by the Company and its subsidiaries	1,443

(Notes)	1.	The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Companies Act and remuneration for audits based on the Financial Instruments and Exchange Act. For this reason, the amount of (1) in the above table is presented in the aggregate amounts.

	2.	The Company and some of its consolidated subsidiaries paid compensation to accounting auditors for advisory services relating to the introduction of International Financial Reporting Standards (IFRS) and other services not covered by Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

	3.	The financial statements and supplementary data of PanaHome Corporation and overseas subsidiaries and others are audited by accounting auditors other than KPMG AZSA LLC.

(3) Grounds for Approval of Accounting Auditors’ Remuneration, etc. by Audit & Supervisory Board

The Company’s Audit & Supervisory Board reviewed matters including the content of the accounting auditors’ audit plan, progress made in performing audits, and the basis on which remuneration estimates are calculated. After deliberating on these matters in accordance with the “Practical Guidelines Regarding Cooperation with Accounting Auditors” published by the Japan Audit

& Supervisory Board Members Association, the Audit & Supervisory Board granted the consent required pursuant to Article 399, Paragraph 1 of the Companies Act for the compensation, etc. paid to the accounting auditors.

(4) Policy regarding Decision to Dismiss or not Reappoint Accounting Auditor

In the event that dismissal of the accounting auditor is valid pursuant to any of the provisions of Article 340, Paragraph 1 of the Companies Act, the Audit & Supervisory Board may dismiss the accounting auditor with the approval of all Audit & Supervisory Board Members.

In addition, in the event that appropriate audit by the accounting auditor is not expected for any reason, the Audit & Supervisory Board shall determine the content of a proposal calling for dismissal or non-reappointment of the accounting auditor, for submission to a general meeting of shareholders.

6. Systems and Policies of the Company

(1)	Systems for Ensuring the Properness of the Company’s Operations

The Company’s Board of Directors made the following resolution concerning the Company’s basic policy regarding the development of internal control systems. It was decided at the Board of Directors’ meeting held on October 29, 2015 that this basic policy should be continued with some amendments made to it to reflect the application of the Corporate Governance Code to publicly listed companies.

1)	System for ensuring legal compliance in the performance of Directors’ duties

The Company shall ensure legal compliance in the performance of Directors’ duties by developing effective corporate governance and monitoring systems, as well as by ensuring total compliance awareness among Directors.

2)	System for retention and management of information pertaining to the performance of Directors’ duties

The Company shall properly retain and manage information on the performance of Directors’ duties in accordance with all applicable laws and regulations and the internal rules of the Company.

3)	Rules and other measures for financial risk management

The Company shall establish rules for risk management, and identify material risk through assessment of risks affecting management of the business. The Company shall also take countermeasures against each material risk, while monitoring the progress of such countermeasures with the aim of seeking continual improvement.

4)	System for ensuring efficiency of the performance of Directors’ duties

The Company shall ensure efficiency in the performance of Directors’ duties by clarifying business goals based on its business strategies, and examining progress towards achievement of such goals, while seeking to expedite decision-making.

5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

The Company shall seek to increase employees’ awareness of compliance issues by clarifying the Company’s compliance policy. The Company shall also ensure legal compliance in the performance of employees’ duties by developing effective monitoring systems.

6)	System for ensuring the properness of operations across the Panasonic Group

While respecting the autonomy of each Group company’s management practices, the Company shall fully ensure that Group companies adhere to the Company’s management policy, management philosophy and basic policy regarding the development of internal control systems, and shall develop a system for reporting to the Company to thoroughly ensure proper operations of the Panasonic Group as a whole.

7)	Employees who assist Audit & Supervisory Board Members in auditing, and such employees’ independence from Directors

The Company shall establish a body independent from Directors, tasked with enhancing the effectiveness of audits by Audit & Supervisory Board Members and facilitating the smooth performance of audits.

8)	Ensuring effectiveness of instructions given by Audit & Supervisory Board Members to employees who assist Audit & Supervisory Board Members

Staff members assisting the Audit & Supervisory Board Members, while still subject to the internal rules of the Company, shall be under the instruction and supervision of the respective Audit & Supervisory Board Members, and personnel-related matters shall be undertaken upon prior discussion with Audit & Supervisory Board Members.

9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s Audit & Supervisory Board Members

The Company shall ensure opportunities and systems that enable Directors, employees and other staffs of the Company and Group companies to properly report to the respective Audit & Supervisory Board Members, and moreover shall ensure opportunities and systems that enable audit & supervisory officers, who are non-statutory full-time auditors, of Divisional Companies and other such bodies, and Audit & Supervisory Board Members of Group companies to report to the Company’s Audit & Supervisory Board Members.

10)	System for ensuring that parties who have reported to Audit & Supervisory Board Members do not incur unfavorable treatment as a consequence of such reporting

In ensuring opportunities and systems for Company and Group company employees and other staffs to report to Audit & Supervisory Board Members, the Company shall make sure that employees and other staffs who have duly reported do not incur unfavorable treatment as a consequence of such reporting.

11)	Policy on management of expenses and debt incurred in execution of Audit & Supervisory Board Member duties

The Company shall calculate budgets on an annual basis for expenses arising with respect to the execution of duties of Audit & Supervisory Board Members to ensure effectiveness of audits, and moreover shall provide pre-payment or reimbursement in accordance with laws and regulations with respect to expenses incurred beyond amounts budgeted.

12)	Other systems for ensuring effective performance of audits by the Audit & Supervisory Board Members

The Company shall have audit & supervisory officers assigned to Divisional Companies and other such entities to assist with audits by Audit & Supervisory Board Members. Moreover, the Company shall develop a system enabling effective performance of audits, including mutual cooperation with the accounting auditors and the internal auditing group, in accordance with the Audit Plan established by the Audit & Supervisory Board Members each year.

Status of Basic Policy Implementation in the Company

1)	System for ensuring legal compliance in the performance of Directors’ duties

(i)	The Company has established internal rules such as the Panasonic Code of Conduct and the Code of Ethics for Directors and Executive Officers, and endeavors to ensure that its Directors act in accordance with laws, regulations and the Company’s Articles of Incorporation. Additionally, when Directors assume their positions, the Company provides them with opportunities to acquire the knowledge necessary to fulfill their roles and obligations, and during their terms of office it continues to provide Directors with opportunities to acquire the knowledge they need, including presentations on management and compliance by external experts as required.

(ii)	The Company strengthens its supervisory functions by appointing multiple Outside Directors and by providing opportunities for the Outside Directors to actively communicate through Board of Directors’ meetings and other such occasions. The Company has also established a Nomination and Compensation Advisory Committee chaired by an Outside Director to ensure objectivity and transparency in the process of determining the nomination and remuneration of Directors.

(iii)	Audits are conducted by Audit & Supervisory Board Members and the Audit & Supervisory Board. In addition, at the Divisional Companies, management committees have been established and audit & supervisory officers have been appointed, which correspond in function to the Board of Directors and the Audit & Supervisory Board Members, respectively.

2)	System for retention and management of information pertaining to the performance of Directors’ duties

The minutes of meetings of the Board of Directors are prepared after each meeting of the Board of Directors and retained permanently by the section responsible for administration relating to the Board of Directors. Records of approval by the President are also retained permanently by the responsible department.

3)	Rules and other measures for financial risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee, and takes countermeasures proportionate to the materiality of each risk.

4)	System for ensuring efficiency of the performance of Directors’ duties

(i)	The Company expedites decision-making through Rules of Approval for Decision-making in Important Matters, a clear separation of roles between Directors and Executive Officers, the delegation of authority to entities such as Divisional Companies and business divisions, the holding of “Group Strategy Meetings,” and the implementation of an IT system that ensures the rapid and accurate collection and transmission of important management information.

(ii)	The Company plans and implements measures to achieve the business goals it sets based on its business strategies by confirming and examining the status of progress towards the goals at the time of monthly settlement of accounts.

5)	System for ensuring compliance with applicable laws in the performance of employees’ duties

(i)	The Company has established internal rules such as the Panasonic Code of Conduct and implements various awareness-building activities such as its Compliance Awareness Month on a Company-wide basis as well as training tailored to specific employee levels and e-learning.

(ii)	The Company seeks to detect improper acts at an early stage through operational audits and internal control audits, operating various types of hotlines in addition to other measures.

(iii)	The Company is stepping up its efforts to implement fair business practices emphasizing compliance and taking measures to change its business environments accordingly by establishing organizations that perform the functions of promotion of fair business, business legal affairs, risk management, and administration of corporate governance.

(iv)	The Company aims to resolutely prevent any association with anti-social forces (such as organized criminal networks) by assigning an employee in the division overseeing such preventative measures specifically to the task of blocking any relations with such forces.

6)	System for Ensuring the Properness of Operations across the Panasonic Group

(i)	The Company ensures that basic policy for internal control systems is fully implemented by Group companies, and disseminates relevant information among Group companies. Initiatives to that end include: implementing the Panasonic Code of Conduct and the Rules of Approval for Decision-Making in Important Matters; implementing group-wide regulations respecting individual professional functions; dispatching Directors and Audit & Supervisory Board Members to Group companies and exercising the Company’s shareholder rights thereof; conducting regular operational audits and internal control audits of Group companies through the internal auditing group, and; sharing and disseminating information on business objectives through business policy announcements.

(ii)	For publicly listed subsidiaries, the Company puts into effect those measures described above while taking into consideration the nature of such entities as publicly listed companies.

(iii)	The framework described above ensures the properness of operations, thereby enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Financial Instruments and Exchange Act.

7)	Employees who assist Audit & Supervisory Board Members in auditing, and such employees’ independence from Directors

The Company has established the Audit & Supervisory Board Member’s Office, whose dedicated staff is under the direct control of the Audit & Supervisory Board and separate from any operating function of the Company’s business. The Company assigns Audit & Supervisory Board Member assistant staff members who possess appropriate capabilities and knowledge as required by the Audit & Supervisory Board Members.

8)	Ensuring effectiveness of instructions given by Audit & Supervisory Board Members to employees who assist Audit & Supervisory Board Members

(i)	Respective Audit & Supervisory Board Members issue instructions to their staff members, and those staff members accordingly assist the Audit & Supervisory Board Members in performing their duties.

(ii)	The Company consults with Audit & Supervisory Board Members in advance of undertaking personnel-related matters including employee transfers and other affairs involving staff members who assist the Audit & Supervisory Board Members.

9)	System for Directors, employees and other staffs of the Company and its subsidiaries to report to the Company’s Audit & Supervisory Board Members

(i)	Directors, employees and other staffs of the Company and Group companies report on business operations and other issues at respective regular meetings held by Audit & Supervisory Board Members and other such occasions, and also report as necessary at other important meetings with Audit & Supervisory Board Members, where their attendance has been requested. Moreover, Audit & Supervisory Board Members of Group companies report as necessary to the Company’s Audit & Supervisory Board Members regarding content of reports at respective Group companies. Audit & supervisory officers conduct inquiries at respective Divisional Companies regarding business operations and issues at such Divisional Companies, and report such matters as necessary to the Company’s Audit & Supervisory Board Members.

(ii)	The Company has established an Audit Report System by which employees of the Company and Group companies directly report to the Company’s Audit & Supervisory Board about irregularities or concerns in regards to accounting or auditing.

10)	System for ensuring that parties who have reported to Audit & Supervisory Board Members do not incur unfavorable treatment as a consequence of such reporting

The Company calls on departments associated with reported matters not to act unfavorably toward parties who have reported as a consequence of such reporting. Moreover, the Company enables parties to report matters anonymously under the Audit Report System, and prohibits unfavorable treatment of such parties as a consequence of such reporting in accordance with its Internal Reporting Rules.

11)	Policy on management of expenses and debt incurred in execution of Audit & Supervisory Board Member duties

(i)	To ensure effectiveness of audits, the Company calculates preliminary budgets with respect to anticipated expenses required by Audit & Supervisory Board Members in executing their duties, in accordance with Audit & Supervisory Standards.

(ii)	The Company also provides pre-payment or reimbursement for expenses paid under urgent or extraordinary circumstances in accordance with laws and regulations.

(iii)	In making payment of audit expenses, Audit & Supervisory Board Members are required to remain mindful of efficiency and appropriateness in that regard.

12)	Other systems for ensuring effective performance of audits by the Audit & Supervisory Board Members

(i)	Audit & supervisory officers tasked with monthly reporting and implementing liaison meetings are assigned to Divisional Companies and other such entities. Any decisions on personnel-related matters involving the audit & supervisory officers require the agreement of Audit & Supervisory Board Members.

(ii)	The Company has established and operates the Panasonic Divisional Companies Audit & Supervisory Officers’ Meeting chaired by the Company’s Senior Audit & Supervisory Board Member, and the Panasonic Group Audit & Supervisory Board Members’ Meeting, in order to facilitate cooperation among the Audit & Supervisory Board Members of the Company, the audit & supervisory officers of Divisional Companies and other such entities, and the Audit & Supervisory Board Members of Group companies.

(iii)	Representative Directors and Audit & Supervisory Board Members exchange opinions regularly and whenever necessary. Moreover, respective departments cooperate in implementing visiting audits of business offices inside and outside Japan conducted by Audit & Supervisory Board Members. Internal auditing groups also cooperate to enhance the effectiveness of audits carried out by Audit & Supervisory Board Members through collaboration with Audit & Supervisory Board Members, including reporting as appropriate to the Audit & Supervisory Board Members.

(iv)	When the accounting auditors formulate their audit plans, perform quarterly reviews, and conduct final audits, the Audit & Supervisory Board Members hold regular meetings with the accounting auditors at which they receive explanations and reports, and exchange opinions with the accounting auditors as necessary.

(Note) “Group companies” means subsidiaries as defined in the Companies Act.

(2) Policy on Control of the Company

1)	Basic policy

Since the Company’s foundation, Panasonic has operated its businesses under its management philosophy, which sets forth that Panasonic’s mission as a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. While offering and pursuing a “better life” for an even wider range of customers, Panasonic will also work to sustainably grow its corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decision in the event that a large-scale purchase of the Company’s shares is offered, regarding whether or not the offer should be accepted. However, in such cases, there is a possibility that shareholders might not be provided with sufficient information required to make appropriate decisions, and a concern that corporate value and shareholder interest might be significantly damaged. In this event, the Company considers it necessary to be able to take appropriate countermeasures in order to protect the interests of the shareholders as a group.

2)	Measures to fulfill basic policy

(i) Specific measures to fulfill basic policy

Having its DNA of consumer electronics tailored to customer lifestyles, Panasonic aims to contribute to better lives for its customers by collaborating with a variety of partners. Specifically, we are focusing on the 4 business areas of Consumer Electronics, Housing, Automotive, and B2B to achieve our management targets. The management targets are: operating profit of ¥450 billion and net income attributable to owners of the parent company of ¥250 billion or more in fiscal 2019 (IFRS basis).

To achieve these goals, the Company expects new sales growth in the Consumer Electronics, Housing, and Automotive businesses through delivering value widely to end customers. In the B2B business, the Company will aim at developing a highly profitable business structure by defining industries to engage, core products, and regions to proceed its strategy.

Individual businesses will be categorized into low profitability business, stable growth business, and high-growth business, in accordance with the characteristics of businesses, such as business environment and competitiveness. The Company defines the best strategy for each business to execute.

The Company aims to achieve steady growth in sales and profits by making aggressive upfront investments and the 1.0-trillion-scale strategic investments toward fiscal 2019.

(ii) Measures based on the basic policy to prevent control by inappropriate parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. Since then, the continuation of the ESV Plan has been approved every year at the Board of Directors’ meeting, including at the meeting held on April 28, 2015. The Board of Directors’ meeting to be held in April 2016 is scheduled to decide on whether to continue the ESV Plan once again.

With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, the said policy requires that (i) the Large-scale Purchaser provide sufficient information, such as the outline, purposes and conditions of the offer, the basis for determination of the purchase price and evidence of the availability of funds for purchase, and the management policies and business plans that the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase may be conducted and that (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration. Based on the information provided, the Board of Directors will carefully assess and examine any proposed Large-scale Purchase from the perspective of the interest of the shareholders as a group, and subsequently disclose the opinion of the Board of Directors. In addition, the Board of Directors will submit the information needed to assist shareholders in making their respective decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding the improvement of purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, the Company’s Board of Directors may adopt countermeasures against the Large-scale Purchaser’s proposal to protect the interests of the shareholders as a group. Possible countermeasures include the implementation of share splits, the issuance of stock acquisition rights (including allotment of stock acquisition rights without contribution) or any other measures that the Board of Directors is permitted to take under the Companies Act, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors will not attempt to prevent the Large-scale Purchase at its sole discretion, unless it is clear that such a Large-scale Purchase would cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by taking into account advice from outside professionals, such as lawyers and financial advisers, and will fully respect the opinions of Outside Directors and Audit & Supervisory Board Members.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of the shareholders as a group, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for the benefit of shareholders as of a certain record date, the maximum ratio of the stock split shall be one-to-five. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one stock acquisition right for every share held by shareholders on a certain record date. One share shall be issued upon the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as conditions that allow the Company to acquire stock acquisition rights from a party other than the Large-scale Purchaser in exchange for Company stock, in consideration of the effectiveness thereof as a countermeasure, such as the condition that those belonging to a specific group of shareholders that includes a Large-scale Purchaser may not exercise stock acquisition rights.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. The Company does not anticipate that adopting such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to adopt a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instrument exchange regulations.

The term of office for all Directors is one year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable laws and regulations. Any such review would be conducted in the interests of the shareholders as a group.

3)	Board of Directors’ decision regarding specific countermeasures and grounds for said decision

Panasonic concretely set business goals and works positively to achieve them in order to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting the interests of the shareholders as a group, and is aimed at providing shareholders with sufficient information to make decisions with respect to a proposed Large-scale Purchase, and with the assessment of a proposed Large-scale Purchase made by those responsible for the management of the Company, namely the Board of Directors, in addition to ensuring the opportunity for receiving alternative proposals.

Consequently, these measures are intended to protect the interests of all the Company’s shareholders in accordance with 1) Basic policy and their purpose is not to maintain the positions of the Company’s Directors and Audit & Supervisory Board Members.

(3) Policy on Appropriation of Retained Earnings for Dividend Payments, etc.

Since its foundation, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation. Regarding the repurchase of treasury stock, the Company is fundamentally repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

In view of this basic policy as well as its current financial position, Panasonic expects to pay an annual dividend of ¥25 per share for fiscal 2016, which includes the interim dividend of ¥10 per share paid on December 1, 2015 combined with a year-end dividend of ¥15 per share.

In fiscal 2016, the Company did not repurchase its treasury stock, except for acquiring shares of less than one trading unit and other minor transactions.

Although the outlook for the business environment remains uncertain, the Company will continue its efforts to boost its operating performance and improve its financial position with the aim of returning profits to shareholders.

The Company’s Board of Directors resolved to continue the Enhancement of Shareholder Value (ESV) Plan at a meeting held on April 28, 2016.

Please refer to the Company’s website (URL http://news.panasonic.com/global/press/data/2016/04/en160428-9/en160428-9-1.pdf) for details.

The Company will voluntarily adopt International Financial Reporting Standards (IFRS) in place of U.S. Generally Accepted Accounting Principles (U.S. GAAP) for its consolidated financial statements and documents as of the end of the fiscal year ending March 31, 2017.

Consolidated Financial Statements of the Company

The consolidated balance sheet, statement of income, and statement of equity of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. Generally Accepted Accounting Principles.

Consolidated Balance Sheet

(As of March 31, 2016)

(millions of yen)
Assets
Current assets	3,054,359

Cash and cash equivalents	1,014,264
Time deposits	146
Trade notes receivable	58,715
Trade accounts receivable	787,033
Allowance for doubtful receivables	(22,196)
Inventories	756,448
Other current assets	459,949

Investments and advances	344,499

Property, plant and equipment	1,301,175

Land	252,661
Buildings	1,396,046
Machinery and equipment	2,659,483
Construction in progress	74,360
Accumulated depreciation	(3,081,375)

Other assets	896,949

Total assets	5,596,982

(millions of yen)
Liabilities and Equity

Current liabilities	2,380,900

Short-term debt, including current portion of long-term debt	21,728
Trade notes payable	230,065
Trade accounts payable	712,179
Accrued income taxes	41,869
Other accrued expenses	1,032,658
Other current liabilities	342,401

Noncurrent liabilities	1,361,768

Long-term debt	704,191
Other liabilities	657,577

Total liabilities	3,742,668

Panasonic Corporation shareholders’ equity	1,705,056

Common stock	258,740
Capital surplus	979,895
Retained earnings	1,165,282
Accumulated other comprehensive income (loss)	(468,328)
Treasury stock, at cost	(230,533)

Noncontrolling interests	149,258

Total equity	1,854,314

Total liabilities and equity	5,596,982

(Note)	Accumulated other comprehensive income (loss) breakdown:

	Cumulative translation adjustments	¥(138,921) million
	Unrealized holding gains of available-for-sale securities	¥20,205 million
	Unrealized gains of derivative instruments	¥1,646 million
	Pension liability adjustments	¥(351,258) million

Consolidated Statement of Income

(From April 1, 2015 to March 31, 2016)

(millions of yen)
Net sales	7,553,717
Cost of sales	5,339,999
Selling, general and administrative expenses	1,798,009
Interest income	18,937
Dividends received	1,574
Interest expense	(17,007)
Expenses associated with the implementation of early retirement programs	(11,160)
Other income (deductions), net	(191,005)

Income before income taxes	217,048
Provision for income taxes:
Current	115,465
Deferred	(100,928)
Equity in earnings of associated companies	12,555

Net income	215,066
Less net income attributable to noncontrolling interests	21,810

Net income attributable to Panasonic Corporation	193,256

(Notes)	1.	“Expenses associated with implementation of early retirement programs” are expenses at certain domestic and overseas Group companies.

	2.	Included in “Other income (deductions), net” are business restructuring expenses excluding “Expenses associated with implementation of early retirement programs” totaling ¥54,615 million (mainly consisting of impairment losses) and legal costs of ¥69,118 million.

	3.	“Deferred” provision for income taxes includes ¥132,822 million (before tax reform) of credit impact from the recording of deferred tax assets (DTA) of Panasonic Corporation (parent-alone) on a consolidated basis, as the recent profitability and stability of the profit has improved following the Company’s decision of introducing the consolidated tax system in Japan starting fiscal 2016.

Consolidated Statement of Equity

	(From April 1, 2015 to March 31, 2016) (millions of yen)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balances at beginning of period	258,740	984,111	1,021,241	(193,251)	(247,548)	1,823,293	169,259	1,992,552

Gain (loss) from sale of treasury stock			(2,893)			(2,893)		(2,893)
Cash dividends			(46,322)			(46,322)	(18,077)	(64,399)
Increase (decrease) mainly in capital transactions		(4,216)				(4,216)	(7,187)	(11,403)
Disclosure of comprehensive income (loss)
Net income			193,256			193,256	21,810	215,066
Translation adjustments				(150,779)		(150,779)	(13,045)	(163,824)
Unrealized holding gains of available-for-sale securities				5,920		5,920	(139)	5,781
Unrealized gains of derivative instruments				(1,489)		(1,489)	(56)	(1,545)
Pension liability adjustments				(128,729)		(128,729)	(3,307)	(132,036)

Total comprehensive income (loss)						(81,821)	5,263	(76,558)
Repurchase of treasury stock, net					17,015	17,015		17,015

Balances at end of period	258,740	979,895	1,165,282	(468,328)	(230,533)	1,705,056	149,258	1,854,314

Notes to Consolidated Financial Statements

Notes on the Basis of Presentation of Consolidated Financial Statements

1.	Matters Relating to the Scope of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and subsidiaries in which the Company owns the majority of voting rights and has a controlling interest. Furthermore, in accordance with the provisions of FASB Accounting Standards Codification (ASC) 810, “Consolidation,” entities in which the Company has controlling interests through their statuses as variable interest entities are consolidated.

Investments in associated companies over which the Company is able to exert a significant influence (in general, companies in which the Company’s voting interest is 20% to 50% and corporate joint ventures) are accounted for under the equity method and included in “Investments and advances” in the consolidated balance sheet.

2.	Matters Relating to the Scope of Consolidation and Application of the Equity Method

(1)	Number of consolidated subsidiaries

474

(2)	Number of associated companies under the equity method

94

3.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Article 120-3, Paragraph 1 of the Ordinance on Accounting of Companies. Some notes and disclosures required by U.S. GAAP are omitted, however, the consolidated financial statements are still prepared in compliance with provisions of the second sentence of Article 120, Paragraph 1 thereof, which is applied mutatis mutandis pursuant to Article 120-3, Paragraph 3 thereof.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out or average basis, but not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with the provisions of ASC 320, “Investments-Debt and Equity Securities.” The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of ASC 320.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of the securities, is included in accumulated other comprehensive income. The cost of the securities sold is computed based on the moving average method.)

(4)	Method of depreciation of property, plant and equipment

Depreciation is computed primarily using the straight-line method.

(5)	Goodwill and other intangible assets

In accordance with the provisions of ASC 350, “Intangibles—Goodwill and Other,” goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually. Intangible assets where the useful life can be estimated are amortized using the straight-line method.

(6)	Impairment of long-lived assets

The Company accounts for impairment or disposition of long-lived assets in accordance with the provisions of ASC 360, “Property, Plant and Equipment.” In accordance with the provisions of ASC 360, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(7)	Accounting for allowance and accruals

Allowance for doubtful receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectability.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the fiscal year-end in accordance with the provisions of ASC 715, “Compensation—Retirement Benefits.” Prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees. If the actuarial gains or losses exceed the corridor (the greater of 10% of projected benefit obligation or 10% of the fair value of pension fund assets), the excess amount is amortized on a straight-line basis based on the average remaining service period of employees. However, for the Company and certain domestic subsidiaries that made a transition from the defined benefit pension plan to the defined contribution pension plan, actuarial net gains and losses to the defined benefit pension plan in excess of the corridor are amortized over the average remaining life expectancy of plan participants.

(8)	Consumption tax and local consumption tax are excluded from all items in the consolidated statement of income.

Note to the Consolidated Balance Sheet

Guarantees provided to third parties on bank loans, recourse obligation for trade receivables sold and guarantees for specific value of leased assets	¥23,942 million

Note Concerning Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

•	Available-for-sale securities

The carrying amount (on the consolidated balance sheet) is equal to the fair value which is estimated based on quoted market prices. Cost method investments (carrying amount of ¥27,691 million on the consolidated balance sheet) is not included in the following table because it is not possible to estimate its future cash flows and it is deemed extremely difficult to calculate its fair value.

•	Long-term debt, including current portion of long-term debt

The fair value of long-term debt is calculated based on quoted market prices or the present value of future cash flows using appropriate current discount rates at the fiscal year-end.

•	Derivative financial instruments

The fair value of derivative financial instruments is calculated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs and equivalent to the carrying amount.

•	Advances

The fair value of advances is estimated based on the present value of future cash flows using appropriate current discount rates. The following table excludes advances for which carrying amount approximates fair value.

•	Financial instruments other than those listed above (such as Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables and Accrued expenses)

The carrying amount approximates fair value because of the short maturity of these instruments. The following table excludes these financial instruments.

	(millions of yen)
	Carrying amount*[1]	Fair value*[1]	Difference
Available-for-sale securities	86,308	86,308	—
Long-term debt, including current portion of long-term debt	(713,642)	(731,002)	(17,360)
Derivative financial instruments*[2]	(5,053)	(5,053)	—

*1 Financial instruments recorded under liabilities are marked with parentheses.

*2 The net amount of receivables and payables is shown for derivative financial instruments.

(Note)	Fair value estimates are made at the fiscal year-end, based on relevant market information and information about the financial instruments. These estimates involve uncertainties and matters of significant judgments. Changes in assumptions could significantly affect the estimates.

Note to per Share Data

Panasonic Corporation shareholders’ equity per share	¥734.62
Basic net income attributable to Panasonic Corporation common shareholders per share	¥83.40
Diluted net income attributable to Panasonic Corporation common shareholders per share	¥83.39

Note Concerning Significant Subsequent Events

The Company acquired all the shares of Hussmann Parent Inc. through its consolidated subsidiary, Panasonic Corporation of North America on April 1, 2016. Hussmann Parent Inc. is a parent company of Hussmann Corporation in the U.S. Hussmann Corporation’s business is manufacturing, developing, selling and servicing industrial refrigerated, freezer display cases and systems. As a result of this acquisition, both Hussmann Parent Inc. and Hussmann Corporation and their subsidiaries became subsidiaries of Panasonic.

Financial Statements on a Parent-Alone Basis of the Company

Balance Sheet

(As of March 31, 2016)

(millions of yen)
Assets
Current assets	2,623,610

Cash and deposits	4,720
Trade notes receivable	7,190
Trade accounts receivable	353,247
Finished goods, merchandise and semi-finished goods	110,556
Work in process	15,990
Raw materials and supplies	35,083
Other receivables	113,614
Short-term loans to subsidiaries and affiliates	1,863,997
Deferred tax assets	99,442
Other current assets	22,394
Allowance for doubtful receivables	(2,623)

Fixed assets	2,311,623

Net tangible fixed assets	419,304
Buildings	172,459
Structures	5,530
Machinery and equipment	69,564
Vehicles	340
Tools, furniture and fixtures	28,773
Land	122,134
Leased assets	7,301
Construction in progress	13,203

Intangibles	33,893
Patent and trademark rights	3,240
Software	28,372
Facility utility and other rights	2,281

Investments and advances	1,858,426
Investment securities	88,676
Shares in subsidiaries and affiliates	1,223,615
Investments in equity, other than capital stock	68
Investments in subsidiaries and affiliates	520,101
Allowance for investment loss	(11,742)
Deferred tax assets	30,491
Other investments and other assets	7,217

Total assets	4,935,233

(millions of yen)
Liabilities

Current liabilities	3,300,915

Trade notes payable	110,618
Trade accounts payable	332,387
Lease obligations	2,618
Other payables	14,962
Accrued expenses	324,636
Reserve for bonuses	54,713
Accrued income taxes	4,508
Advance receipts	376
Deposits received	752,443
Short-term borrowings from subsidiaries and affiliates	339,140
Provision for loss on business of subsidiaries and affiliates	1,289,423
Reserve for warranty costs	17,050
Reserve for sales promotion	38,448
Other current liabilities	19,593

Long-term liabilities	754,605

Bonds	680,000
Lease obligations	5,257
Provision for employee retirement and severance benefits	30,917
Long-term deposits received	38,431

Total liabilities	4,055,520

Net Assets

Shareholders’ Equity	843,552

Common stock	258,740
Capital surplus	565,296

Other capital surplus	565,296
Retained earnings	250,292

Legal reserve	9,486
Other retained earnings	240,806

Retained earnings brought forward	240,806
Treasury stock	(230,776)

Difference of valuation, translation and other adjustments	35,749

Unrealized holding gains (losses) of available-for-sale securities, etc.	36,569
Deferred profit (loss) on hedges	(820)

Stock acquisition rights	412

Total net assets	879,713

Total liabilities and net assets	4,935,233

Statement of Income

(From April 1, 2015 to March 31, 2016)

(millions of yen)
Net sales	3,782,279
Cost of sales	(2,889,182)

Gross profit	893,097
Selling, general and administrative expenses	(821,203)
Interest and dividends income	179,127
Other income	27,464
Interest expense	(9,703)
Other expense	(55,021)

Recurring profit	213,761

Non-recurring profit
Gain on sales of subsidiaries and affiliates’ stocks	4,086
Gain on sales of fixed assets	3,135
Non-recurring loss
Loss on valuation of stocks of subsidiaries and affiliates	(9,952)
Impairment losses	(2,657)
Loss on business restructuring	(1,718)
Loss on litigation	(26,451)
Provision for loss on business of subsidiaries and affiliates	(145,512)

Income before income taxes	34,692

Provision for income taxes
Current	(18,197)
Deferred	(12,781)

Net income	3,714

Statement of Changes in Shareholders’ Equity

(From April 1, 2015 to March 31, 2016)

(millions of yen)

	Shareholders’ equity
		Capital surplus		Retained earnings
					Other retained earnings
	Common stock	Other capital surplus	Total of capital surplus	Legal reserve	Retained earnings brought forward	Total of retained earnings	Treasury stock	Total of shareholders’ equity
Balances at beginning of period	258,740	568,206	568,206	4,854	288,045	292,899	(247,807)	872,038

Changes in the period
Provision of legal reserve				4,632	(4,632)	—		—
Dividends from retained earnings					(46,322)	(46,322)		(46,322)
Net income					3,714	3,714		3,714
Repurchase of treasury stock							(115)	(115)
Sale of treasury stock		(2,910)	(2,910)				17,146	14,236
Net changes of items other than shareholders’ equity

Total changes in the period	—	(2,910)	(2,910)	4,632	(47,239)	(42,607)	17,031	(28,486)

Balances at end of period	258,740	565,296	565,296	9,486	240,806	250,292	(230,776)	843,552

	Difference of valuation, translation and other adjustments			Stock acquisition rights	Total net assets
	Unrealized holding gains (losses) of available-for-sale securities, etc.	Deferred profit (loss) on hedges	Total of difference of valuation, translation and other adjustments
Balances at beginning of period	30,299	(264)	30,035	220	902,293
Changes in the period
Provision of legal reserve					—
Dividends from retained earnings					(46,322)
Net income					3,714
Repurchase of treasury stock					(115)
Sale of treasury stock					14,236
Net changes of items other than shareholders’ equity	6,270	(556)	5,714	192	5,906

Total changes in the period	6,270	(556)	5,714	192	(22,580)

Balances at end of period	36,569	(820)	35,749	412	879,713

Notes on the Basis of Presentation of Financial Statements on a Parent-Alone Basis

Summary of Significant Accounting Policies

1.	Standards and methods for valuation of assets

(1)	Securities

Investments in subsidiaries and affiliates Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

(2)	Derivatives

Fair value method

(3)	Inventories

Valuation at cost, with cost determined by the weighted average method (method of lowering carrying amount due to decline in profitability)

2.	Method of depreciation and amortization of fixed assets

(1)	Tangible fixed assets (Excluding leased assets)

Straight-line method

(2)	Intangible fixed assets

Straight-line method

(3)	Leased assets

(Finance leases other than those that transfer ownership rights)

Straight-line method over the lease term (useful life) with no residual value.

3.	Accounting for allowances

(1)	Allowance for doubtful receivables

An allowance for doubtful receivables is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectability.

(2)	Provision of allowance for investment loss

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

(3)	Allowance for bonuses

An allowance for bonuses is provided at an amount calculated based on estimated bonus payments.

(4)	Provision for loss on business of subsidiaries and affiliates

Provision for loss on business of subsidiaries and affiliates is provided at an estimated amount of loss.

(5)	Allowance for product warranties, etc.

An allowance for accrued warranty costs related to product after-sales services is provided at an amount calculated for estimated service costs during the period of the warranty based on historical experience.

(6)	Allowance for sales promotion costs

Based on the Company’s various sales promotion initiatives, estimates of costs related to sales commissions, product sales and other required expenses incurred for product promotion are recorded in accordance with prescribed Company standards.

(7)	Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. In calculating the projected benefit obligation, the Company attributed benefit to periods of service up to fiscal 2016 on a straight-line basis. Prior service benefit is amortized on a straight-line basis over the average remaining service period of employees as occurred. Actuarial loss is amortized in the succeeding years on a straight-line basis over the average remaining service period of employees as occurred.

4.	Other significant items related to the preparation of financial statements

(1)	Basis of hedge accounting

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts and commodity futures trading.

(2)	Consumption tax and local consumption tax

Consumption tax and local consumption tax are excluded from all items in the statement of income.

Notes on the Balance Sheet

1.	Accumulated depreciation of tangible fixed assets	¥ 1,379,383 million

2.	Contingent liabilities

	Recourse obligation for trade receivables sold	¥ 6,215 million

3.	Receivables from and liabilities to subsidiaries and affiliates

	Short-term receivables from subsidiaries and affiliates	¥ 2,181,847 million
	Long-term receivables from subsidiaries and affiliates	¥ 44 million
	Short-term payables to subsidiaries and affiliates	¥ 1,257,898 million
	Long-term payables to subsidiaries and affiliates	¥ 38,255 million

Notes on the Statement of Income

1.	Transactions with subsidiaries and affiliates

	Sales to subsidiaries and affiliates	¥ 2,539,946 million
	Purchases from subsidiaries and affiliates	¥ 1,547,635 million
	Turnover with subsidiaries other than sales and purchases	¥ 182,266 million

2.	Loss on valuation of stocks of subsidiaries and affiliates

The loss is composed of unrealized holding losses on stocks of subsidiaries and affiliates, etc.

3.	Details regarding impairment losses

The Company incurred impairment losses due mainly to a reduction in the net book value of manufacturing facilities, etc. to their recoverable value in line with the deterioration in profitability.

4.	Details regarding loss on business restructuring

The loss includes expenses associated with the implementation of early retirement programs and expenses associated with the closure and integration of locations.

5.	Provision for loss on business of subsidiaries and affiliates

The provision is composed of an estimate of future loss at subsidiaries and affiliates.

Notes on the Statement of Changes in Shareholders’ Equity

1.	Type and number of shares issued as of the fiscal year-end

	Common stock	2,453,053,497

2.	Type and number of shares of treasury stock as of the fiscal year-end

	Common stock	132,057,190

3.	Items related to dividends

(1) Dividend payments

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
April 28, 2015 Board of Directors’ Meeting	Common stock	23,113	10.0	March 31, 2015	June 4, 2015
October 29, 2015 Board of Directors’ Meeting	Common stock	23,209	10.0	September 30, 2015	December 1, 2015

(2) Dividends for record dates during the year under review with effective dates in the following fiscal year
Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
April 28, 2016 Board of Directors’ Meeting	Common stock	34,815	15.0	March 31, 2016	June 3, 2016
(Note) The Company’s Board of Directors, at a meeting held on April 28, 2016, resolved that the year-end dividend would be ¥15 per share.

4. Type and number of shares to be acquired upon exercise of stock acquisition rights (Excluding those for which the exercise rights have not yet come)

Common stock	11,100

Notes to Tax-Effect Accounting

1.	Breakdown of significant reasons for the recording of deferred tax assets and deferred tax liabilities:

Deferred tax assets
Inventory valuation	¥13,514 million
Accrued expenses	¥42,326 million
Depreciation and amortization	¥27,664 million
Allowance for investment loss	¥3,570 million
Loss on valuation of stocks of subsidiaries and affiliates	¥388,472 million
Provision for loss on business of subsidiaries and affiliates	¥391,988 million
Provision for employee retirement and severance benefits	¥9,399 million
Other	¥94,390 million

Total gross deferred tax assets	¥971,323 million

Less valuation allowance	¥(827,349) million

Net deferred tax assets	¥143,974 million

Deferred tax liabilities
Unrealized holding gains (losses) of available-for-sale securities, etc	¥(14,041) million

Total gross deferred tax liabilities	¥(14,041) million

Net deferred tax assets	¥129,933 million

2.	Revision to amounts of deferred tax assets and deferred tax liabilities due to change in rates of income taxes

The Act for Partial Revision of the Income Tax Act, etc. (Act No. 15 of 2016) and the Act for Partial Revision of the Local Taxation Act, etc. (Act No. 13 of 2016) were enacted by the Diet on March 29, 2016. With this revision, the normal statutory effective tax rate used to calculate deferred tax assets and deferred tax liabilities has been changed from the previous rate of 32.1% to 30.7% for temporary differences expected to be deducted or taxed during April 1, 2016 to March 31, 2018, and to 30.4% for those expected to be deducted or taxed from April 1, 2018 onward.

As a result of this tax rate change, the amount of net deferred tax assets excluding total gross deferred tax liabilities has decreased by ¥6,375 million, and the amount of provision for income taxes-deferred has increased by ¥7,251 million.

Notes to per Share Data

Net assets per share	¥378.85
Net income per share	¥1.60

Note to Application of Restrictions on Maximum Dividend Payments

The Company will be subjected to restrictions on maximum dividend payments on a consolidated basis after the end of this fiscal year.

Other

All monetary amounts have been rounded to the nearest million yen.

Audit Report (from April 1, 2015 to March 31, 2016)

Copy of Report of Accounting Auditors Concerning

Consolidated Financial Statements

Independent Auditor’s Report

April 27, 2016
The Board of Directors
Panasonic Corporation

KPMG AZSA LLC
Tetsuzo Hamajima (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Sungjung Hong (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Masateru Matsui (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the related notes of Panasonic Corporation as at March 31, 2016 and for the year from April 1, 2015 to March 31, 2016 in accordance with Article 444, Paragraph 4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the second sentence of Article 120, Paragraph 1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3, Paragraph 3 of the Ordinance that allows some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in accordance with the provisions of the second sentence of Article 120, Paragraph 1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3, Paragraph 3 of the Ordinance of Companies Accounting that allows some omissions of disclosure items required under accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in significant Subsequent Events under Notes to Consolidated Financial Statements, the Company acquired all the shares of Hussmann Parent Inc. through its consolidated subsidiary, Panasonic Corporation of North America on April 1, 2016. Hussmann Parent Inc. is a parent company of Hussmann Corporation in the U.S. Hussmann Corporation’s business is manufacturing, developing, selling and servicing industrial refrigerated, freezer display cases and systems. As a result of this acquisition, both Hussmann Parent Inc. and Hussmann Corporation and their subsidiaries became subsidiaries of the Company.

This matter does not have any impact on our opinion.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Copy of Report of Accounting Auditors

Independent Auditor’s Report

The Board of Directors	April 27, 2016
Panasonic Corporation

KPMG AZSA LLC
Tetsuzo Hamajima (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Sungjung Hong (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Masateru Matsui (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income, the statement of changes in shareholders’ equity and the related notes, and the supplementary schedules of Panasonic Corporation as at March 31, 2016 and for the 109th business year from April 1, 2015 to March 31, 2016 in accordance with Article 436, Paragraph 2, Item 1 of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Copy of Report of the Audit & Supervisory Board

Audit Report

The Audit & Supervisory Board, having received a report from each audit & supervisory board member on the method and results of his audit on the performance of duties of directors during the 109th fiscal period from April 1, 2015 to March 31, 2016, and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method and details of audit conducted by audit & supervisory board members and the Audit & Supervisory Board

(1)	In addition to formulating audit policy and annual audit plans and receiving reports concerning the status and results of audits conducted by each audit & supervisory board member, the Audit & Supervisory Board received reports from directors and the accounting auditors regarding the performance of their duties and sought explanations when deemed necessary.

(2)	Each audit & supervisory board member, in accordance with audit standards, policy and plans formulated by the Audit & Supervisory Board, sought to facilitate mutual understanding with directors, the internal auditing section and other employees, gathered information and worked to improve the environment for conducting audits. Accordingly, the audit & supervisory board members conducted the following audit:

(i)	In addition to attending meetings of the Board of Directors and other important meetings, the audit & supervisory board members received reports from directors, the internal auditing section and other employees regarding the performance of their duties, and when deemed necessary, sought explanations, perused important documents including those subject to executive approval, and conducted examinations of conditions of business and assets at the head office and other major business offices. With respect to subsidiaries, the audit & supervisory board members sought to facilitate mutual understanding and exchange of information with the directors and audit & supervisory board members of subsidiaries, and when deemed necessary, received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries.

(ii)	The audit & supervisory board members also periodically received reports from directors and other employees, sought explanations as necessary, and expressed their opinions regarding the contents of resolutions by the Board of Directors concerning the development of systems stipulated in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act, which are necessary to ensure that directors’ performance of their duties is in conformity with laws and regulations and the Articles of Incorporation of the Company and to ensure the appropriateness of operations of the Company and its subsidiaries, as described in the business report, as well as the status of the building and management of the system developed pursuant to such resolutions (internal control system). In addition, the audit & supervisory board members received reports and sought explanations from directors and other employees of subsidiaries of the Company as necessary with regard to the status of building and management of the system.

(iii)	The audit & supervisory board members examined the contents of the basic policy presented in the business report stipulated in Article 118, Item 3(a) of the Enforcement Regulations of the Companies Act, and each measure stipulated in Article 118, Item 3(b) of said act, in light of the status of discussions by the Board of Directors and others.

(iv)	The audit & supervisory board members monitored and examined the independence of the accounting auditors and the appropriateness of audits conducted, received reports from the accounting auditors concerning the performance of their duties, and when deemed necessary, sought their opinions. In addition, the audit & supervisory board members received notice from the accounting auditors that the system to ensure the appropriateness of duties performed by accounting auditors (as stipulated in Article 131 of the Ordinance on Accounting of Companies) is in accordance with standards prescribed by laws and regulations and standards related to quality management for accounting audits, and when deemed necessary, sought their opinions.

Based on the above methods, the audit & supervisory board members conducted examinations of the Company’s business report related to the fiscal period under review, the supplementary schedules and financial statements on a parent-alone basis (balance sheet, statement of income, statement of changes in shareholders’ equity, and notes on the basis of presentation of financial statements on a parent-alone basis), and the supplementary schedules and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes on the basis of presentation of consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report, etc.

In the opinion of the Audit & Supervisory Board:

(i)	The contents of the business report and its supplementary schedules present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation.

(ii)	With regard to the performance of duties of directors, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found.

(iii)	The details of resolutions approved by the Board of Directors concerning the internal control system are proper and fair; in addition, no matters that necessitate comment have been found regarding the details defined in the Company’s business report and performance of duties of directors both with respect to the internal control system.

(iv)	No matters that necessitate comment have been found regarding the Policy on Control of the Company presented in the Company’s business report. Activities stipulated in Article 118, Item 3(b) of the Enforcement Regulations of the Companies Act, which are described in the business report, are in line with such basic policy, unharmful to common interest of shareholders, and not intended to maintain the positions of the Company’s directors or audit & supervisory board members.

(2)	Results of audit of the financial statements on a parent-alone basis, the supplementary schedules and consolidated financial statements

The method of audit employed by the accounting auditors KPMG AZSA LLC and the results thereof are proper and fair.

April 28, 2016

Audit & Supervisory Board

Seiichiro Sano (Seal)	Hirofumi Yasuhara (Seal)
Senior Audit & Supervisory Board Member	Senior Audit & Supervisory Board Member

Yoshio Sato (Seal)	Ikuo Hata (Seal)
Audit & Supervisory Board Member	Audit & Supervisory Board Member

Toshio Kinoshita (Seal)
Audit & Supervisory Board Member

[Reference Materials for Exercise of Voting Rights]

The Bills and Reference Materials:

Bill No. 1: To Elect 17 Directors

The terms of all 17 Directors currently in office will expire at the conclusion of the 109th Ordinary General Meeting of Shareholders, at which time Yoshihiko Yamada will retire as a Director.

Accordingly, election of 17 Directors is hereby proposed.

To further enhance the corporate governance system, the Company proposes to add 1 new Outside Director, making a total of 4 Outside Directors.

Furthermore, the Company deliberated concerning the nomination of candidates for Directors at the optional “Nomination and Compensation Advisory Committee” chaired by Outside Director as Independent Director.

The details of the candidates are as follows:

No.	Name		Current position and responsibilities in the Company
1	Shusaku Nagae	Reappointment	Chairman of the Board

2	Masayuki Matsushita	Reappointment	Vice Chairman of the Board

3	Kazuhiro Tsuga	Reappointment	President

4	Kazunori Takami	Reappointment	Executive Vice President;

In charge of Japan Region, Customer Satisfaction, and Design

5	Hideaki Kawai*	Reappointment	Senior Managing Director;

In charge of Accounting and Finance, and Groupwide Cost Busters Project

6	Yoshiyuki Miyabe*	Reappointment	Senior Managing Director;

In charge of Technology, Manufacturing, Procurement, Information Systems and Logistics, Intellectual Property, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Motor Business Administration Office

7	Yoshio Ito*	Reappointment	Senior Managing Director;

President, Automotive & Industrial Systems Company

8	Tamio Yoshioka*	Reappointment	Senior Managing Director;

President, Eco Solutions Company/In charge of Construction Safety Regulations Administration Department

9	Yasuji Enokido*	Reappointment	Senior Managing Director;

President, AVC Networks Company/In charge of Solutions Business

10	Mototsugu Sato*	Reappointment	Senior Managing Director;

In charge of Planning, Human Resources, BPR Project, Business Creation Project, and Panasonic Spin-up Fund

11	Tetsuro Homma*	Reappointment	Senior Managing Director;

President, Appliances Company/In charge of Consumer Business

12	Takashi Toyama*	Reappointment	Managing Director;

Representative in Tokyo/In charge of Government and External Relations/Director, Government and External Relations Division/In charge of Tokyo Olympic & Paralympic Business Promotion

13	Jun Ishii*	Reappointment	Managing Director;

In charge of Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management/Director, Risk & Governance Management Division/In charge of General Affairs, Social Relations, Facility Management, Corporate Sports Promotion, and Executive Support Office

No.	Name		Current position and responsibilities in the Company
14	Masayuki Oku	Reappointment	Director (Outside Director, Independent Director)

15	Yoshinobu Tsutsui	Reappointment	Director (Outside Director, Independent Director)

16	Hiroko Ota	Reappointment	Director (Outside Director, Independent Director)

17	Kazuhiko Toyama	New candidate	Candidate for Director (Outside Director, Independent Director)

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Directors whose names are marked with an asterisk concurrently hold the position of Executive Officer under the Panasonic Group’s Group-Wide Executive Officer system.

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

1 Shusaku Nagae	Apr.	1972	Joined Matsushita Electric Works, Ltd.;	26,650 shares

January 30, 1950	Dec.	2004	Managing Executive Officer, Matsushita Electric Works, Ltd.;

	Jun.	2007	Managing Director, Matsushita Electric Works, Ltd.;

Reappointment	Jun.	2010	President, Panasonic Electric Works Co., Ltd.;

	Apr.	2011	Senior Managing Executive Officer of Panasonic Corporation;

	Jun.	2012	Executive Vice President of the Company;

	Jun.	2013	Chairman of the Board of the Company (to the present)

	<Reasons for election of the candidate>

	Panasonic expects Shusaku Nagae to apply his extensive experience as a corporate manager inside the Group over many years to appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>

	None

2 Masayuki Matsushita	Apr.	1968	Joined the Company;	12,723,100 shares

October 16, 1945	Feb.	1986	Director of the Company;

	Jun.	1990	Managing Director of the Company;

Reappointment	Jun.	1992	Senior Managing Director of the Company;

	Jun.	1996	Executive Vice President of the Company;

	Jun.	2000	Vice Chairman of the Board of Directors of the Company (to the present)

	(Chairman, PHP Institute Inc.)

	(President, The Konosuke Matsushita Memorial Foundation)

	(President, Matsushita Real Estate Co., Ltd.)

	(Outside Director, New Otani, Co., Ltd.)

	(Outside Director, Hotel Okura Co., Ltd.)

	(Outside Director, THE ROYAL HOTEL, LIMITED)

	<Reasons for election of the candidate>

	Panasonic expects Masayuki Matsushita to apply his extensive experience as a corporate manager inside the Group over many years to appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>

	None

3 Kazuhiro Tsuga	Apr.	1979	Joined the Company;	57,600 shares

November 14, 1956	Jun.	2004	Executive Officer of the Company;

	Apr.	2008	Managing Executive Officer of the Company;

Reappointment	Apr.	2011	Senior Managing Executive Officer of the Company;

	Jun.	2011	Senior Managing Director of the Company;

	Jun.	2012	President of the Company (to the present)

	(Vice Chairman, The Tokyo Organising Committee of the Olympic and Paralympic Games)

	<Reasons for election of the candidate>

	Panasonic expects Kazuhiro Tsuga to apply his extensive experience as a corporate manager inside the Group over many years to work on realizing the Group’s strategies aimed at business growth and boosting corporate value and appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>

	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

4 Kazunori Takami	Apr.	1978	Joined the Company;	30,000 shares

June 12, 1954	Apr.	2006	Executive Officer of the Company;

Reappointment	Apr.	2008	Managing Executive Officer of the Company;

	Jun.	2009	Managing Director of the Company;

	Apr.	2012	Senior Managing Director of the Company;

	Apr.	2015	Executive Vice President of the Company/in charge of Japan Region, Customer Satisfaction, and Design (to the present)

	(Outside Director, Tokyo FM Broadcasting Co., Ltd.)

	<Reasons for election of the candidate>

	Panasonic expects Kazunori Takami to apply his extensive experience as a corporate manager inside the Group over many years to appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>

	None

5 Hideaki Kawai	Apr.	1977	Joined the Company;	78,567 shares

September 1, 1954	Apr.	2008	Executive Officer of the Company;

Reappointment	Apr.	2011	Managing Executive Officer of the Company;

	Jun.	2012	Managing Director of the Company/in charge of Accounting and Finance (incumbent);

	Apr.	2013	In charge of Groupwide Cost Busters Project (incumbent);

	Apr.	2014	Senior Managing Director of the Company (to the present)

	<Reasons for election of the candidate>

	Panasonic expects Hideaki Kawai to apply his extensive experience as a corporate manager inside the Group over many years to work on realizing the Group’s accounting, financial strategies, etc. aimed at business growth and boosting corporate value and appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>

	None

6 Yoshiyuki Miyabe	Apr.	1983	Joined the Company;	52,900 shares

December 5, 1957	Apr.	2008	Executive Officer of the Company;

	Apr.	2011	Managing Executive Officer of the Company;

Reappointment	Jun.	2011	Managing Director of the Company;

	Apr.	2014	Senior Managing Director of the Company;

	Mar.	2015	President, AVC Networks Company/in charge of Global Sourcing;

	Apr.	2015	In charge of Technology, Intellectual Property, Manufacturing, and Procurement;

	Apr.	2016	In charge of Technology, Manufacturing, Procurement, Information Systems and Logistics, Intellectual Property, Quality Administration, FF Customer Support & Management, Environmental Affairs, and Motor Business Administration Office (to the present)

	<Reasons for election of the candidate>

	Panasonic expects Yoshiyuki Miyabe to apply his extensive experience as a corporate manager inside the Group over many years to work on realizing the Group’s R&D strategies, etc. aimed at business growth and boosting corporate value and appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>

	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

7 Yoshio Ito	Apr.	1973	Joined the Company;	34,800 shares

March 18, 1953	Apr.	2009	Executive Officer of the Company;

	Apr.	2013	Managing Executive Officer of the Company;

Reappointment	Apr.	2014	Senior Managing Executive Officer of the Company/President, Automotive & Industrial Systems Company/in charge of Industrial Business and Panasonic Liquid Crystal Display Co., Ltd.;

	Jun.	2014	Senior Managing Director of the Company/President, Automotive & Industrial Systems Company/in charge of Panasonic Liquid Crystal Display Co., Ltd.;

	Jul.	2014	President, Automotive & Industrial Systems Company;

	Apr.	2015	President, Automotive & Industrial Systems Company in charge of Industrial Business;

	Jan.	2016	President, Automotive & Industrial Systems Company (to the present)

	<Reasons for election of the candidate>

Panasonic expects Yoshio Ito to apply his extensive experience as a corporate manager inside the Group over many years to work on realizing the Group’s strategies aimed at business growth and boosting corporate value and appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>
	None

8 Tamio Yoshioka	Apr.	1977	Joined Matsushita Electric Works, Ltd.;	22,425 shares

March 25, 1955	Apr.	2006	Executive Officer, Matsushita Electric Works, Ltd.;

	Jun.	2011	Director, Panasonic Electric Works Co., Ltd.;

Reappointment	Jan.	2012	Managing Officer, Eco Solutions Company of Panasonic Corporation;

	Apr.	2013	Senior Managing Officer, Eco Solutions Company;

	Jun.	2013	Director of the Company/President, Eco Solutions Company (incumbent);

	Oct.	2013	In charge of Construction Safety Regulations Administration Department (incumbent);

	Apr.	2014	Senior Managing Director of the Company (to the present)

	<Reasons for election of the candidate>

	Panasonic expects Tamio Yoshioka to apply his extensive experience as a corporate manager inside the Group over many years to work on realizing the Group’s strategies aimed at business growth and boosting corporate value and appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company> None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

9 Yasuji Enokido	Apr.	1983	Joined the Company;	5,629 shares

June 30, 1960	Apr.	2013	Executive Officer of the Company;

Reappointment	Apr.	2015	Managing Executive Officer of the Company/President, AVC Networks Company/in charge of Visual & Imaging Business and Solutions Business;

	Jun.	2015	Managing Director of the Company;

	Apr.	2016	Senior Managing Director of the Company/President, AVC Networks Company/in charge of Solutions Business (to the present)

	<Reasons for election of the candidate>

Panasonic expects Yasuji Enokido to apply his extensive experience as a corporate manager inside the Group over many years to work on realizing the Group’s strategies aimed at business growth and boosting corporate value and appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>
	None

10 Mototsugu Sato	Apr.	1979	Joined Matsushita Electric Works, Ltd.;	11,600 shares
October 17, 1956	Apr.	2008	Executive Officer of Matsushita Electric Works, Ltd.;

Reappointment	Apr.	2011	Senior Executive Officer of Panasonic Electric Works Co., Ltd.;
	Jan.	2012	Managing Officer, Eco Solutions Company of Panasonic Corporation/Director, Accounting Center;
	Oct.	2013	Executive Officer of the Company/in charge of Planning (incumbent), BPR Project (incumbent), and Business Creation Project (incumbent);
	Jun.	2014	Director of the Company;
	Apr.	2015	Managing Director of the Company/in charge of Panasonic Spin-up Fund (incumbent);
	Apr.	2016	Senior Managing Director of the Company/in charge of Human Resources (to the present)
	(President, Panasonic Corporate Pension Fund)
	(President, Panasonic Health Insurance Organization)
	<Reasons for election of the candidate>

Panasonic expects Mototsugu Sato to apply his extensive experience as a corporate manager inside the Group over many years to work on realizing the Group’s strategies aimed at business growth and boosting corporate value and appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>
	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

11 Tetsuro Homma	Apr.	1985	Joined the Company;	10,915 shares

October 28, 1961	Oct.	2013	Executive Officer of the Company/Senior Vice President, Appliances Company/in charge of Cold Chain Business/Director, Refrigerator Business Division;

Reappointment	Apr.	2015	Managing Executive Officer of the Company/President, Appliances Company(incumbent)/in charge of Consumer Business (incumbent);
	Jun.	2015	Managing Director of the Company;

	Apr.	2016	Senior Managing Director of the Company (to the present)

	<Reasons for election of the candidate>

	Panasonic expects Tetsuro Homma to apply his extensive experience as a corporate manager inside the Group over many years to work on realizing the Group’s strategies aimed at business growth and boosting corporate value and appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>

	None

12 Takashi Toyama	Apr.	1978	Joined the Company;	46,800 shares

September 28, 1955	Apr.	2007	Executive Officer of the Company;

	Jun.	2010	Director of the Company;

Reappointment	Apr.	2011	Managing Director of the Company;

	Oct.	2013	Director, Government and External Relations Division (incumbent);

	Feb.	2014	In charge of Tokyo Olympic Business Promotion;

	Apr.	2014	Representative in Tokyo (incumbent)/in charge of Government and External Relations Division (incumbent);

	Oct.	2014	In charge of Tokyo Olympic & Paralympic Business Promotion (to the present)

	<Reasons for election of the candidate>

	Panasonic expects Takashi Toyama to apply his extensive experience as a corporate manager inside the Group over many years to work on achieving business growth and boosting corporate value through his roles in charge of Government and External Relations and other roles and appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>

	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

13 Jun Ishii	Apr.	1979	Joined the Company;	33,200 shares

March 24, 1956	Apr.	2007	Executive Officer of the Company;

Reappointment	Apr.	2012	Managing Executive Officer of the Company;

	Jun.	2014	Managing Director of the Company;

	Apr.	2015	In charge of Human Resources, General Affairs, Social Relations, Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management, Facility Management, Corporate Sports Promotion and Executive Support Office/Director, Risk & Governance Management Division;

	Apr.	2016	In charge of Legal Affairs, Fair Business & Compliance, Corporate Governance, Risk Management/Director, Risk & Governance Management Division/in charge of General Affairs, Social Relations, Facility Management, Corporate Sports Promotion, and Executive Support Office (to the present)

	<Reasons for election of the candidate>

Panasonic expects Jun Ishii to apply his extensive experience as a corporate manager inside the Group over many years to work on achieving business growth and boosting corporate value through his roles in legal strategies and General Affairs, etc. and
	appropriately supervise the entire Group.

	<Notable conflicts of interest between the candidate and the Company>

	None

14 Masayuki Oku	Apr.	1968	Joined Sumitomo Bank;	1,050 shares

December 2, 1944	Jun.	1994	Director, Sumitomo Bank;

	Jun.	2003	Deputy President and Executive Officer, Sumitomo Mitsui Banking

Reappointment			Corporation;

Outside Director Independent Director	Jun.	2005	President and Chief Executive Officer, Sumitomo Mitsui Banking Corporation/Chairman of the Board (Representative Director), Sumitomo Mitsui Financial Group, Inc.;

	Jun.	2008	Director of Panasonic Corporation ;

	Jun.	2011	Chairman of the Board, Sumitomo Mitsui Financial Group, Inc. (to the present)

	(Chairman of the Board, Sumitomo Mitsui Financial Group, Inc.)

	(Outside Director, Kao Corporation)

	(Outside Director, Komatsu Ltd.)

	(Outside Director, CHUGAI PHARMACEUTICAL CO., LTD.)

	(Non-executive Director, The Bank of East Asia, Ltd.)

	(Outside Audit & Supervisory Board Member, Nankai Electric Railway Co., Ltd.)

	<Number of years in office as Outside Director>

	8 years (At the conclusion of this Ordinary General Meeting of Shareholders)

	<Reasons for election of the candidate>

Panasonic proposes the election of Masayuki Oku for the post of Outside Director on account of his extensive managerial experience and deep insight, which Panasonic
	expects will be reflected in the management of the Company.

	<Notable conflicts of interest between the candidate and the Company>

	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

15 Yoshinobu Tsutsui	Apr.	1977	Joined NIPPON LIFE INSURANCE COMPANY;	0 shares

January 30, 1954	Jul.	2004	Director, NIPPON LIFE INSURANCE COMPANY;

Reappointment	Jan.	2007	Director and Executive Officer, NIPPON LIFE INSURANCE COMPANY;

Outside Director Independent Director	Mar.	2007	Director and Managing Executive Officer, NIPPON LIFE INSURANCE COMPANY;

	Mar.	2009	Director and Senior Managing Executive Officer, NIPPON LIFE INSURANCE COMPANY;

	Mar.	2010	Representative Director and Senior Managing Executive Officer, NIPPON LIFE INSURANCE COMPANY;

	Apr.	2011	President, NIPPON LIFE INSURANCE COMPANY (incumbent)

	Jun.	2015	Director of Panasonic Corporation (to the present)

	(President, NIPPON LIFE INSURANCE COMPANY)

	(Outside Director, Imperial Hotel, Ltd.)

	(Outside Audit & Supervisory Board Member, West Japan Railway Company)

	(Chairman, The Life Insurance Association of Japan)

	<Number of years in office as Outside Director>

	1 year (At the conclusion of this Ordinary General Meeting of Shareholders)

	<Reasons for election of the candidate>

	Panasonic proposes the election of Yoshinobu Tsutsui for the post of Outside Director on account of his extensive managerial experience and deep insight, which Panasonic expects will be reflected in the management of the Company.

	<Notable conflicts of interest between the candidate and the Company>

	None

Name and date of birth	Career summary, position and responsibilities in the Company and other important concurrently held positions			Number of the Company’s shares held

16 Hiroko Ota	May	1981	Research Fellow, Japan Institute of Life Insurance;	5,000 shares

February 2, 1954	Apr.	1993	Visiting Associate Professor, Economics Faculty, Osaka University;

Reappointment	Apr.	1996	Associate Professor, Saitama University;

Outside Director	Oct.	1997	Associate Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES;

Independent	Apr.	2001	Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES;

Director	Apr.	2002	Director, Cabinet Office;

	Mar.	2003	Deputy Director General, Cabinet Office;

	Apr.	2004	Director General for Economic Research, Cabinet Office;

	Aug.	2005	Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES;

	Sep.	2006	Minister for Economic and Fiscal Policy;

	Aug.	2008	Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES (incumbent);

	Jun.	2013	Director of Panasonic Corporation (to the present)

	(Professor, NATIONAL GRADUATE INSTITUTE FOR POLICY STUDIES)

	(Outside Director, JX Holdings, Inc.)

	(Outside Director, Mizuho Financial Group, Inc.)

	<Number of years in office as Outside Director>

	3 years (At the conclusion of this Ordinary General Meeting of Shareholders)

	<Reasons for election of the candidate>

	Panasonic proposes the election of Hiroko Ota for the post of Outside Director on account of her extensive experience and deep insight in economics and finance, which Panasonic expects will be reflected in the management of the Company. Although Hiroko Ota does not have past experience of being involved in company management other than as an Outside Director or Outside Audit & Supervisory Board Member, Panasonic believes that she can appropriately perform her duties as an Outside Director on account of the reasons mentioned above.

	<Notable conflicts of interest between the candidate and the Company>

	None

17 Kazuhiko Toyama	Apr.	1985	Joined The Boston Consulting Group, Inc.;	14,000 shares

April 15, 1960	Apr.	1986	Established Corporate Directions, Inc.;

New candidate	Mar.	1993	Director, Corporate Directions, Inc.;

	Apr.	2000	Managing Director, Corporate Directions, Inc.;

Outside Director	Apr.	2001	President, Corporate Directions, Inc.;

Independent	Apr.	2003	Senior Representative Director and COO, Industrial Revitalization

Director			Corporation of Japan;

	Apr.	2007	Representative Director and CEO, Industrial Growth Platform, Inc. (to the present)

	(Representative Director and CEO, Industrial Growth Platform, Inc.)

	(Outside Director, OMRON Corporation)

	(Outside Director, PIA Corporation)

	(Outside Director, Japan Human Resources Co., Ltd.)

	<Reasons for election of the candidate>

	Panasonic proposes the election of Kazuhiko Toyama for the post of Outside Director on account of his extensive managerial experience and deep insight, which Panasonic expects will be reflected in the management of the Company.

	<Notable conflicts of interest between the candidate and the Company>

	None

(Notes)	1.	All candidates have stated their agreement with the policy with respect to the Large-scale Purchase of Panasonic shares, called the Enhancement of Shareholder Value (ESV) Plan, which was resolved at the April 28, 2016 Board of Directors meeting.

2.	Masayuki Oku, Yoshinobu Tsutsui, Hiroko Ota and Kazuhiko Toyama are candidates for Outside Directors as stipulated in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act. Panasonic plans to send respective notifications of the continuing status of Masayuki Oku, Yoshinobu Tsutsui and Hiroko Ota as Independent Directors, and of Kazuhiko Toyama’s new status as an Independent Director, to the stock exchanges of Japan on which the Company’s shares are publicly listed.

The independence criteria for the Company’s Outside Directors are described in the “Corporate Governance Report” available via the following URL on the Company’s website on the internet: http://www.panasonic.com/global/corporate/ir.html

3.	Additional information concerning candidates for Outside Directors:

Summary of contracts for limitation of liability:

Masayuki Oku, Yoshinobu Tsutsui and Hiroko Ota are currently Outside Directors of the Company. The Company has entered into contracts for limitation of liability with each Outside Director, respectively, which limit the amount of each Outside Director’s respective liability, as defined under Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act, presuming that they perform their respective duties in good faith and without gross negligence. If the reappointments of Masayuki Oku, Yoshinobu Tsutsui and Hiroko Ota are approved, the Company intends to extend those contracts with each of them. In addition, if the appointment of Kazuhiko Toyama is approved, the Company intends to enter into a contract with him same as those mentioned above.

Bill No. 2: To Elect 2 Audit & Supervisory Board Members

The terms of office of Seiichiro Sano and Ikuo Hata as Audit & Supervisory Board Members will expire at the conclusion of the 109th Ordinary General Meeting of Shareholders at which time Seiichiro Sano and Ikuo Hata will resign as Audit & Supervisory Board Members.

Accordingly, the election of two Audit & Supervisory Board Members is hereby proposed.

The Company deliberated concerning the nomination of candidates for Audit & Supervisory Board Members at the optional “Nomination and Compensation Advisory Committee” chaired by Outside Director as Independent Director.

The Audit & Supervisory Board has approved this proposal.

The details of the candidates are as follows:

Name and date of birth	Career summary, position in the Company and other important concurrently held positions			Number of the Company’s shares held

1 Mamoru Yoshida	Apr.	1979	Joined the Company;	32,000 shares

May 21, 1956	Apr.	2009	Executive Officer of the Company;

New candidate	Apr.	2012	Managing Executive Officer of the Company;

	Jun.	2012	Managing Director of the Company;

	Apr.	2015	Senior Vice President, Appliances Company/President, Air-Conditioner Company/in charge of TV Business;

	Jun.	2015	Managing Executive Officer (incumbent)/Senior Vice President, Appliances Company/President, Air-Conditioner Company/in charge of TV Business;

	Apr.	2016	In charge of Special Task (to the present)

	<Reasons for election of the candidate>

	Panasonic expects Mamoru Yoshida to apply his extensive experience as a corporate executive over many years to appropriately audit the performance of Directors’ duties as an Audit & Supervisory Board Member and provide valuable opinions to the Company’s management.

	<Notable conflicts of interest between the candidate and the Company>

	None

2 Mitsuko Miyagawa	Apr.	1986	Registered as Attorney at Law	1,000 shares

February 13, 1960			Joined Nishimura & Sanada (currently Nishimura & Asahi LPC)

	Oct.	1990	Joined TMI Associates

New candidate	Mar.	1994	Qualified as Attorney in New York State, USA

Outside Audit & Supervisory Board Member Independent Audit & Supervisory Board Member	Apr.	1995	Partner, TMI Associates (incumbent)

	Apr.	2005	Lecturer of Keio University Law School (to the present)

	(Attorney at Law, TMI Associates)

	(Outside Director, S.T. CORPORATION)

	<Reasons for election of the candidate>

	Panasonic expects Mitsuko Miyagawa to apply her extremely high-level expertise and her extensive experience as an Outside Director and Outside Audit & Supervisory Board Member to appropriately audit the performance of Directors’ duties as an Outside Audit & Supervisory Board Member and provide valuable opinions to the Company’s management. Mitsuko Miyagawa has never in the past been involved in the management of a company except as an Outside Director or Outside audit & Supervisory Board Member. However, Panasonic judges she will appropriately fulfill her duties as an Outside Audit & Supervisory Board Member based on the above reasons.

	<Notable conflicts of interest between the candidate and the Company>

	None

(Notes)	1.	Mitsuko Miyagawa is a candidate for Outside Audit & Supervisory Board Member as stipulated in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Companies Act. Panasonic plans to send notification of Mitsuko Miyagawa’s new status as an Independent Audit & Supervisory Board Member, to the stock exchanges of Japan on which the Company’s shares are publicly listed.

The independence criteria for the Company’s Outside Audit & Supervisory Board Members are described in the “Corporate Governance Report” available via the following URL on the Company’s website on the internet. http://www.panasonic.com/global/corporate/ir.html

2.	Additional information concerning the candidate for Outside Audit & Supervisory Board Member:

Summary of contract for limitation of liability:
If the appointment of Mitsuko Miyagawa is approved, the Company intends to enter into a contract for limitation of liability with her, which limits the amount of her liability, as defined under Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act, presuming that she performs her duty in good faith and without gross negligence.

Bill No. 3: To Approve Changes to Remuneration for Directors

Panasonic seeks approval to change the maximum allowance for the remuneration amount for Outside Directors included in the maximum allowance for Directors set forth below, and change the conditions of exercising stock-type compensation stock options for Directors (excluding Outside Directors).

Panasonic currently has seventeen (17) Directors (including three (3) Outside Directors), and if Bill No. 1 is approved, the Company will have seventeen (17) Directors (including four (4) Outside Directors).

1. Concerning the maximum allowance for amount of remuneration for Outside Directors

Concerning the amount of remuneration for Outside Directors, the maximum amount of ¥60 million out of the current maximum allowance for all Directors’ remuneration in total of ¥1,500 million was approved at the 107th Ordinary General Meeting of Shareholders held on June 26, 2014. However, considering that one additional Outside Director will be appointed if Bill No. 1 is approved, Panasonic seeks approval to change the aforementioned maximum amount for Outside Directors to ¥80 million out of the current maximum allowance for all Directors’ remuneration of ¥1,500 million.

2. Concerning the conditions for exercising stock-type compensation stock options for Directors (excluding Outside Directors)

Panasonic has introduced stock-type compensation stock options with the objective of getting Directors (excluding Outside Directors) to share the same profit awareness with shareholders, and to engage in efforts to boost corporate value. At the 107th Ordinary General Meeting of Shareholders held on June 26, 2014, shareholders approved “Determination of Amount of Remuneration in connection with Allotment of Stock Acquisition Rights as Stock-Type Compensation Stock Options.” In this bill, the Company seeks to change the conditions of exercising stock acquisition rights as stock-type compensation stock options for stock acquisition rights newly allotted from this point forward as set forth below to further raise Directors’ incentive to boost business performance.

(Current conditions for exercise of stock acquisition rights)

Any conditions for the exercise of stock acquisition rights shall be determined by a resolution of the Board of Directors. Such conditions include the condition that those to whom stock acquisition rights are allotted shall, in principle, be entitled to exercise the stock acquisition rights after the day immediately following the day when they cease to hold any position as a Director, Executive Officer or Audit & Supervisory Board Member of Panasonic.

(Conditions for exercise of stock acquisition rights after the change)

Any conditions for the exercise of stock acquisition rights shall be determined by a resolution of the Board of Directors. Such conditions include those to whom stock acquisition rights are allotted shall, in principle, be entitled to exercise the stock acquisition rights after the day immediately following the day when they cease to hold any position as a Director, Executive Officer or Audit & Supervisory Board Member of Panasonic, or the day immediately following the day when three years have transpired since the day immediately following the day the stock acquisition rights were allotted, whichever falls earlier.

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). Panasonic discloses its consolidated financial forecasts for fiscal 2017 based on International Financial Reporting Standards (IFRS). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.